Exhibit (a)(1)(i)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

DEMANDWARE, INC.

at

$75.00 Net Per Share

by

DYNASTY ACQUISITION CORP.,

a wholly-owned subsidiary

of

SALESFORCE.COM, INC.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JULY 8, 2016 (WHICH IS THE END OF THE DAY ON FRIDAY, JULY 8, 2016), UNLESS THE OFFER IS EXTENDED PURSUANT TO THE MERGER AGREEMENT.

The offer described in this Offer to Purchase (the “Offer”) is being made pursuant to an Agreement and Plan of Merger, dated as of May 31, 2016, by and among salesforce.com, inc., a Delaware corporation (“Salesforce”), Dynasty Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Salesforce (the “Purchaser”), and Demandware, Inc., a Delaware corporation (“Demandware”) (as it may be amended from time to time, the “Merger Agreement”). Under the terms of the Merger Agreement, following the completion of the Offer, the Purchaser will be merged with and into Demandware, pursuant to which Demandware will become a wholly-owned subsidiary of Salesforce (the “Merger”).

The Board of Directors of Demandware has unanimously (i) adopted, approved and declared the advisability of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of Demandware and the stockholders of Demandware that Demandware enter into the Merger Agreement and consummate the Merger and that the stockholders of Demandware tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth therein, (iii) declared that the terms of the Offer and the Merger are fair to Demandware and Demandware’s stockholders and (iv) recommended that Demandware’s stockholders accept the Offer and tender their Shares (as defined herein) pursuant to the Offer.

The Merger Agreement includes a remedy of specific performance and is not subject to a financing condition. This Offer is conditioned upon, among other things, the condition that, immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), the number of shares of common stock, par value $0.01 per share (“Shares”), of Demandware validly tendered and not validly withdrawn (without regard to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), together with any Shares beneficially owned by Salesforce or any of its subsidiaries, is equal to at least one share more than half of the sum of (i) all Shares then-outstanding, plus (ii) all Shares issuable to holders of Demandware stock options from whom Demandware has received notices of exercise (and as to which Shares have not yet been issued to such exercising holders of Demandware stock options). The Offer is also subject to the satisfaction of certain other conditions as described in this Offer to Purchase, including, among other conditions, that (a)

immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), any waiting period (and any extensions thereof) and any approvals or clearances applicable to the Offer or the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and by the German Federal Cartel Office have expired, or been terminated or obtained, as applicable; (b) no Governmental Entity (as defined herein) of competent jurisdiction has (A) enacted, issued, promulgated, enforced, entered or deemed applicable to any of the transactions contemplated by the Merger Agreement (including the Offer or the Merger) any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which has the effect of prohibiting the consummation of the Offer and the Merger or making the consummation of the Offer and the Merger illegal or otherwise preventing the consummation of the Offer or the Merger, or (B) issued or granted any order, stay, decree, judgment or injunction (preliminary or permanent) that remains in effect and has the effect of prohibiting the consummation of the Offer and the Merger or making the consummation of the Offer and the Merger illegal or otherwise preventing the consummation of the Offer or the Merger; provided, that the failure of this clause (b) to be satisfied shall not have resulted from a material breach by Salesforce or the Purchaser of any of their obligations under the Merger Agreement; (c) the representations and warranties of Demandware in the Merger Agreement are accurate, subject to certain materiality standards; (d) no Company Material Adverse Effect (as defined herein) has occurred or existed at or prior to the Acceptance Time (as defined herein) and be continuing as of immediately prior to the Acceptance Time; (e) Demandware has not materially breached or failed to perform in a material respect any of its covenants and obligations required to be performed or complied with by it under the Merger Agreement at or prior to the Acceptance Time; (f) Salesforce and the Purchaser have received a certificate executed by Demandware’s chief executive officer and chief financial officer relating to the satisfaction of certain conditions to the Offer; and (g) the Merger Agreement has not been validly terminated in accordance with its terms.

See “Introduction,” Section 1 of this Offer to Purchase entitled “Terms of the Offer” and Section 15 of this Offer to Purchase entitled “Conditions to the Purchaser’s Obligations” for more details of terms and conditions of the Offer.

Under the terms of the Merger Agreement, following the consummation of the Offer and the acceptance of all Shares validly tendered in, and not validly withdrawn prior to the scheduled expiration of, the Offer, subject to certain conditions described in this Offer to Purchase, the Purchaser will merge with and into Demandware and all then-outstanding Shares will be cancelled and converted into the right to receive $75.00 per Share (or any different amount per Share that is paid in the Offer), net to the seller in cash, without interest thereon, less any required withholding taxes.

IMPORTANT

Any stockholder of Demandware who holds Shares in such stockholder’s own name and desires to tender such Shares in the Offer should complete and sign the Letter of Transmittal accompanying this Offer to Purchase in accordance with the instructions therein, and deliver the Letter of Transmittal (together with the stock certificates representing all Shares to be tendered and all other required documents) to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), or in lieu thereof, follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase entitled “Procedure for Tendering Shares.”

Any stockholder of Demandware who holds Shares in the name of a broker, dealer, commercial bank, trust company or other nominee and desires to tender such Shares in the Offer should request that such broker, dealer, commercial bank, trust company or other nominee tender such Shares in the Offer on the stockholder’s behalf.

Any stockholder of Demandware who desires to tender Shares in the Offer, but whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis or who cannot deliver all required documents to the Depositary, in each case prior to the expiration of the Offer, must tender such Shares pursuant to the guaranteed delivery procedures set forth in Section 3 of this Offer to Purchase entitled “Procedure for Tendering Shares.”

Questions and requests for assistance in connection with the Offer should be directed to Morrow Sodali, the information agent for the Offer (the “Information Agent”), at the address and telephone number set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other materials related to the Offer may be obtained at the Purchaser’s expense from the Information Agent or from brokers, dealers, commercial banks, trust companies or other nominees that hold Shares.

A summary term sheet describing the principal terms of the Offer appears on pages 1 through 9 of this Offer to Purchase, but stockholders of Demandware should read this entire Offer to Purchase carefully before deciding whether to tender Shares in the Offer.

The Information Agent for the Offer is:

470 West Avenue

Stamford CT, 06902

Banks and Brokerage Firms Call: (203) 658-9400

Stockholders Call Toll Free: (800) 662-5200

E-mail: tenderinfo@morrowco.com

SUMMARY TERM SHEET

Dynasty Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), is offering (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Demandware, Inc., a Delaware corporation (“Demandware”), for $75.00 per Share (or any different amount per Share that is paid in the Offer), net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal and pursuant to the terms and conditions of the Agreement and Plan of Merger, dated as of May 31, 2016, by and among the Purchaser, Salesforce and Demandware (as it may be amended from time to time, the “Merger Agreement”). The following are some of the questions that you, a Demandware stockholder, may have, and answers to those questions. This summary term sheet highlights important and material information contained in this Offer to Purchase and the accompanying Letter of Transmittal but is intended to be an overview only. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase and the accompanying Letter of Transmittal, and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information provided in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the accompanying Letter of Transmittal. Section references are included to direct you to a more detailed description of the topics discussed in this summary term sheet.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “Purchaser,” “us,” “we” and “our” to refer to Dynasty Acquisition Corp. and, where appropriate, Salesforce. We use the term “Salesforce” to refer to salesforce.com, inc. alone and the term the “Demandware” to refer to Demandware, Inc. We use the term “Offer” to refer to the offer described in this Offer to Purchase and the related Letter of Transmittal. We use the term “Shares” to refer to shares of common stock of Demandware that are the subject of the Offer. We use the term “Merger” to refer to the merger of the Purchaser with and into Demandware that will follow the Offer.

Securities Sought	All of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Demandware.

Price Offered Per Share	$75.00 per Share (or any different amount per Share that is paid in the Offer), net to the seller in cash without interest thereon, less any required withholding taxes.

Scheduled Expiration of the Offer	12:00 Midnight, New York City Time, on Friday, July 8, 2016 (which is the end of the day on Friday, July 8, 2016), unless the Purchaser extends the Offer.

The Merger Agreement	The Purchaser is making the Offer pursuant to the terms and conditions of the Agreement and Plan of Merger, dated as of May 31, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among Salesforce, the Purchaser and Demandware.

Who is offering to buy my Shares?

Dynasty Acquisition Corp. is offering to buy your Shares. Dynasty Acquisition Corp. is a Delaware corporation and a wholly-owned subsidiary of salesforce.com, inc., which is also a Delaware corporation. Salesforce formed Dynasty Acquisition Corp. for the sole purpose of acquiring Demandware and, accordingly, Dynasty Acquisition Corp. has not carried on any activities other than in connection with the acquisition of Demandware.

See the “Introduction” to this Offer to Purchase and Section 9 of this Offer to Purchase entitled “Certain Information Concerning the Purchaser and Salesforce.”

How many Shares are you offering to buy?

The Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Demandware on the terms and subject to the conditions set forth in this Offer to Purchase. See the “Introduction” to this Offer to Purchase and Section 1 of this Offer to Purchase entitled “Terms of the Offer.”

How much are you offering to pay for my Shares?

The Purchaser is offering to pay you $75.00 per Share (or any different amount per Share that is paid in the Offer), net to you in cash without interest thereon, less any required withholding taxes (the “Offer Price”).

Why are you making this Offer?

The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, Demandware. If the Offer is successful, the Purchaser and Salesforce will complete the Merger as promptly as practicable following the completion of the Offer. Upon consummation of the Merger, Demandware will become a wholly-owned subsidiary of Salesforce.

See Section 12 of this Offer to Purchase entitled “Purpose of the Offer; The Merger; Plans for Demandware.”

Will I have to pay any fees or commissions if I tender my Shares?

If you hold your Shares directly as the registered owner and you tender your Shares in the Offer, you will not have to pay brokerage fees or similar expenses in order to tender your Shares in the Offer.

If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and the holder of your Shares tenders such Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult the broker, dealer, commercial bank, trust company or other nominee that holds your Shares to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to pay for the Shares?

Yes. We estimate that we will need approximately $2.8 billion (net of cash acquired) to purchase all of the Shares pursuant to the Offer and the Merger and to pay all related fees and expenses. The Purchaser will have sufficient cash on hand at the expiration of the Offer to pay the Offer Price for all Shares that are tendered in the Offer because Salesforce will contribute or otherwise advance funds to the Purchaser to enable the Purchaser to pay for the Shares that are tendered in the Offer. Salesforce expects to obtain the necessary funds from its existing cash balances, marketable securities and cash proceeds from a $500.0 million term loan from Bank of America, N.A. The Offer is not subject to any financing conditions or arrangements.

See Section 10 of this Offer to Purchase entitled “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares?

No. We do not believe our financial condition is relevant to your decision to tender your Shares in the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the subsequent Merger; and

•	we will have sufficient funds to purchase all shares that are tendered in the Offer and to provide funding for the Merger.

Does the Board of Directors of Demandware recommend that I tender my Shares?

The Board of Directors of Demandware has unanimously:

•	adopted, approved and declared the advisability of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	declared that it is in the best interests of Demandware and the stockholders of Demandware that Demandware enter into the Merger Agreement and consummate the Merger and that the stockholders of Demandware tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth therein;

•	declared that the terms of the Offer and the Merger are fair to Demandware and Demandware’s stockholders; and

•	recommended that Demandware’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

See the “Introduction” to this Offer to Purchase.

Is there a deadline for tendering my Shares?

You will have until 12:00 Midnight, New York City Time, on Friday, July 8, 2016 (which is the end of the day on Friday, July 8, 2016), to tender your Shares in the Offer, unless we extend the Offer.

If you cannot deliver everything that is required to validly tender your Shares by that time, you may be able to use a guaranteed delivery procedure to tender your Shares. The procedures for tendering your Shares by guaranteed delivery are described later in this Offer to Purchase.

See Section 1 of this Offer to Purchase entitled “Terms of the Offer” and Section 3 of this Offer to Purchase entitled “Procedure for Tendering Shares.”

Under what circumstances would you extend the Offer?

We are required to extend the Offer beyond Friday, July 8, 2016:

•	for any period required by law, including for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”), that is applicable to the Offer; and

•	for successive extension periods of up to ten (10) business days each, if any of the conditions to the Offer are not satisfied or waived as of any then scheduled expiration of the Offer, in order to further seek to satisfy the conditions to the Offer.

Notwithstanding the foregoing, the Purchaser is not required to extend the Offer beyond December 1, 2016; and the requirement to extend the Offer shall not impair, limit or otherwise restrict in any manner the right of Salesforce to terminate the Merger Agreement in accordance with its terms.

See Section 1 of this Offer to Purchase entitled “Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if you extend the Offer?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, the depositary for the Offer, of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City Time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1 of this Offer to Purchase entitled “Terms of the Offer.”

What are the significant conditions to the Offer?

The Purchaser will not be required to accept for purchase or, subject to any applicable rules and regulations of the SEC, to pay for any Shares tendered pursuant to the Offer, and may postpone the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any Shares that are tendered in the Offer, in the event that:

(1)	immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), the number of Shares validly tendered and not validly withdrawn (without regard to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), together with any Shares beneficially owned by Salesforce or any of its subsidiaries, is not equal to at least one share more than half of the sum of (i) all Shares then-outstanding, plus (ii) all Shares issuable to holders of Demandware stock options from whom Demandware has received notices of exercise (and as to which Shares have not yet been issued to such exercising holders of Demandware stock options) (the “Minimum Condition”);

(2)	immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), any waiting period (and any extensions thereof) and any approvals or clearances applicable to the Offer or the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and by the German Federal Cartel Office have not expired, or been terminated or obtained, as applicable;

(3)	(A) the Specified Representations (as defined below) were not true and correct in all material respects as of the date of the Merger Agreement or immediately prior to the scheduled expiration of the Offer, (B) the Capitalization Representation (as defined below) was not true and correct other than for de minimus inaccuracies as of the date of the Merger Agreement or immediately prior to the scheduled expiration of the Offer, or (C) other than the Specified Representations or Capitalization Representation, any other representations or warranties of Demandware in the Merger Agreement were not true and correct as of the date of the Merger Agreement or immediately prior to the scheduled expiration of the Offer such that it causes a Company Material Adverse Effect (as defined below);

(4)	Demandware has materially breached or failed to perform in a material respect any of its covenants and obligations required to be performed or complied with by it under the Merger Agreement at or prior to the scheduled expiration of the Offer; and

(5)	any Company Material Adverse Effect has occurred or exists at or prior to the scheduled expiration of the Offer and is continuing as of immediately prior to the scheduled expiration of the Offer.

The “Specified Representations” are Demandware’s representation and warranties with respect to its organization, good standing and corporate powers, authority to enter into the Merger Agreement and consummate the transactions contemplated thereby and the enforceability of the Merger Agreement, the non-existence of any investment bank or brokerage or similar fee payable by Demandware, other than to Goldman, Sachs & Co., and the non-existence of any rights plan, “poison-pill” or other comparable agreement designed to delay, defer or discourage any person from acquiring control of Demandware.

The “Capitalization Representation” includes Demandware’s representations and warranties with respect to its authorized, issued and outstanding securities.

Will the Offer be followed by a Merger if not all of the shares are tendered in the Offer? If the Offer is completed, will Demandware continue as a public company?

If following the completion of the Offer, the Shares accepted for payment pursuant to the Offer or otherwise owned by us equal at least a majority of the then-outstanding Shares and the other conditions to the Merger are satisfied or waived, assuming certain statutory requirements are met, we will effect the Merger of the Purchaser into Demandware as promptly as practicable following the completion of the Offer in accordance with the terms of the Merger Agreement without a vote or any further action by the stockholders of Demandware pursuant to Section 251(h) of the Delaware General Corporation Law (“DGCL”). Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required to (nor are we permitted without Demandware’s consent to) accept Shares for purchase in the Offer nor will we be able to consummate the Merger.

However, if the Offer is consummated, we expect to complete the Merger pursuant to the applicable provisions of the DGCL, after which the surviving corporation will be a wholly-owned subsidiary of Salesforce and the Shares will no longer be publicly traded and Demandware will no longer be a public company. If the Merger takes place, all remaining stockholders will receive the price per Share paid in the Offer. See the “Introduction” to this Offer to Purchase, Section 7 of this Offer to Purchase entitled “Effect of the Offer on Listing, Market for Shares and SEC Registration”, Section 12 of this Offer to Purchase entitled “Purpose of the Offer; Plans for Demandware” and Section 13 of this Offer to Purchase entitled “The Transaction Documents.”

Do I have to vote to approve the Offer or the Merger?

Your vote is not required to approve the Offer. You only need to tender your Shares if you choose to do so. If following the completion of the Offer, the Shares accepted for payment pursuant to the Offer or otherwise owned by us equal at least a majority of the then-outstanding Shares and the other conditions to the Merger are satisfied or waived, assuming certain statutory requirements are met, we will be able to consummate the Merger pursuant to Section 251(h) of the DGCL without a vote or any further action by the stockholders of Demandware.

See Section 12 of this Offer to Purchase entitled “Purpose of the Offer; The Merger; Plans for Demandware.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to American Stock Transfer & Trust Company, LLC, the depositary for the Offer, not later than the date and time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, the broker, dealer, commercial bank, trust company or other nominee that holds your Shares can tender your Shares on your behalf, and may be able to tender your Shares through The Depository Trust Company. You should contact the broker, dealer, commercial bank, trust company or other nominee that holds your Shares for more details.

If you are unable to deliver the documents or instruments that are required to tender your Shares to American Stock Transfer & Trust Company, LLC, the depositary for the Offer, by the expiration of the Offer, you may have a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary for the Offer using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the depositary for the Offer must receive the missing items within the time period specified in the notice.

See Section 3 of this Offer to Purchase entitled “Procedure for Tendering Shares.”

May I withdraw previously tendered Shares?

You may withdraw any previously tendered Shares at any time prior to 12:00 Midnight, New York City Time, on Friday, July 8, 2016 (which is the end of the day on Friday, July 8, 2016), or such later date as the Offer may be extended, and, unless accepted for payment pursuant to the Offer, you may also withdraw any previously tendered Shares at any time after the date that is 60 days after the date of this Offer to Purchase.

See Section 4 of this Offer to Purchase entitled “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw Shares that you previously tendered in the Offer, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to the depositary for the Offer, American Stock Transfer & Trust Company, LLC, while you still have the right to withdraw the Shares.

If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee that tendered your Shares to arrange for the withdrawal of your Shares.

See Section 4 of this Offer to Purchase entitled “Withdrawal Rights.”

If I decide not to tender my Shares, what will happen to my Shares?

If the Offer is consummated and certain other conditions are satisfied, the Purchaser will merge with and into Demandware and all then-outstanding Shares will be cancelled and converted into the right to receive the Offer Price.

If the Merger is consummated, Demandware stockholders who do not tender their Shares in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Appraisal rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger. See Section 17 of this Offer to Purchase entitled “Appraisal Rights.”

See the “Introduction” to this Offer to Purchase and Section 7 of this Offer to Purchase entitled “Effect of the Offer on Listing, Market for Shares and SEC Registration.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. You will be entitled to seek appraisal rights in connection with the Merger if you do not tender Shares in the Offer and fully comply with the application provisions of Section 262 of the DGCL.

See Section 17 of this Offer to Purchase entitled “Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On May 31, 2016, the last full day of trading before the public announcement of the Merger Agreement, the reported closing price of Demandware’s common stock was $47.99 per share. On June 9, 2016, the last full day of trading before the commencement of the Offer, the closing price of Demandware’s common stock reported was $74.85 per share. We encourage you to obtain a recent quotation for shares of Demandware’s common stock in deciding whether to tender your Shares.

See Section 6 of this Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares.”

Can holders of vested Demandware Options participate in the Offer?

No. The Offer is only for Shares and not for any options to acquire Shares that were issued under Demandware’s amended and restated 2012 stock incentive plan, 2004 stock option and grant plan or otherwise. If you hold vested but unexercised Demandware options and you wish to participate in the Offer, you must exercise your vested Demandware options in accordance with the terms of the plan such options were granted under, and tender the Shares received upon the exercise in accordance with the terms of the Offer.

What happens to my Demandware options issued under Demandware’s amended and restated 2012 stock incentive plan or 2004 stock option and grant plan in the Offer and the Merger?

As a result of the Merger, each Demandware option granted under the amended and restated 2012 stock incentive plan or 2004 stock option and grant plan that is vested (including options vesting on account of the transactions contemplated by the Merger Agreement), outstanding and unexercised as of immediately prior to when the Merger Agreement becomes effective (the “Effective Time”) will be cancelled in exchange for the right to receive a lump sum cash payment (without interest) equal to the Offer Price less the exercise price for each Share subject to such option (subject to applicable tax withholdings).

Each Demandware option granted under the amended and restated 2012 stock incentive plan or 2004 stock option and grant plan that is unvested, outstanding and unexercised as of immediately prior to the Effective Time (after giving effect to any accelerated vesting required pursuant to the Merger Agreement and any existing agreement to the extent permitted by the Merger Agreement) will be assumed by Salesforce and converted into an option to acquire Salesforce common stock, and be subject to the same terms and conditions (including vesting terms) set forth in the applicable Demandware stock plans and the Demandware option agreements relating thereto, as in effect immediately prior to the Effective Time. Each assumed Demandware option will be exercisable for that number of whole shares of Salesforce common stock equal to the product of the number of shares of Demandware common stock underlying the assumed Demandware option immediately prior to the Effective Time multiplied by the Exchange Ratio (as defined below), with the result rounded down to the nearest whole number of shares of Salesforce common stock. The per share exercise price for the shares of Salesforce common stock issuable upon exercise of such assumed Demandware option will be equal to the quotient obtained by dividing the exercise price per share of Demandware common stock at which the assumed Demandware option was exercisable immediately prior to the Effective Time by the Exchange Ratio, with the result rounded up to the nearest whole cent.

Such unvested options held by an individual who is not continuing as an employee or service provider after the Merger will not be assumed by Salesforce and instead will be cancelled for no consideration.

The “Exchange Ratio” will equal the Offer Price divided by the volume weighted average closing sale price of one share of Salesforce common stock as reported on the New York Stock Exchange for the period of ten (10) consecutive trading days ending on the second day prior to the Closing Date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events), rounded to the nearest 0.00001.

See Section 13 of this Offer to Purchase entitled “The Transaction Documents; Treatment of Options.”

What will happen to my Demandware Restricted Shares in the Offer and the Merger?

Each Demandware restricted share award that vests in accordance with its existing terms at or as of immediately prior to the Effective Time after giving effect to any accelerated vesting required pursuant to the Merger Agreement and any existing agreement to the extent permitted by the Merger Agreement, will vest, and each Demandware restricted share award that vests in part based on the satisfaction of performance criteria with respect to a performance period that has not concluded by the Effective Time will be treated as satisfying the performance criteria at the target level related to such Demandware restricted share award, with any Demandware restricted shares covered by such award in excess of the target level being automatically cancelled and any future rights thereto being forfeited. The remaining number of performance-related Demandware restricted shares after the cancellation described in the immediately preceding sentence will, to the extent subject to an award that vests at or as of immediately prior to the Effective Time after giving effect to any accelerated vesting required pursuant to the Merger Agreement or any existing agreements to the extent permitted by the Merger Agreement, will automatically be treated as satisfying all service conditions and become fully vested and the restrictions thereon will lapse, and be canceled and converted into the right to receive from the Surviving Corporation the Offer Price, without any interest thereon. All other Demandware restricted shares other than those described in the previous sentences will be treated in accordance with the next paragraph.

Each unvested Demandware restricted share award outstanding immediately prior to the Effective Time that vests based solely on the satisfaction of service conditions will be exchanged for restricted shares of Salesforce common stock that will be unvested and that will have, and be subject to, the same terms and conditions (including vesting terms) set forth in the applicable Demandware stock plans and the Demandware restricted share agreements relating thereto, as in effect immediately prior to the Effective Time, in an amount equal to the number of Demandware restricted shares outstanding with respect to such unvested Demandware restricted share award immediately prior to the Effective Time multiplied by the Exchange Ratio, with the result rounded down to the nearest whole number of shares of Salesforce common stock.

See Section 13 of this Offer to Purchase entitled “The Transaction Documents.”

What will happen to my Demandware Restricted Stock Units in the Offer and the Merger?

Each unvested Demandware restricted stock unit outstanding, as of immediately prior to the Effective Time, will be assumed by Salesforce and converted into a restricted stock unit to acquire Salesforce common stock, subject to the same terms and conditions (including vesting terms) relating to such restricted stock unit as in effect immediately prior to the Effective Time, except that each assumed Demandware restricted stock unit will cover that number of whole shares of Salesforce common stock equal to the product of the number of Demandware common stock underlying each assumed Demandware restricted stock unit immediately prior to the Effective Time multiplied by the Exchange Ratio, with the result rounded down to the nearest whole number of shares of Salesforce common stock. Holders of restricted stock units that vest on account of the transactions contemplated by the Merger Agreement will receive the Offer Price promptly following the Effective Time in exchange for each Share they received as a result of the vesting of their restricted stock units.

See Section 13 of this Offer to Purchase entitled “The Transaction Documents; Treatment of Restricted Stock Units.”

Are there any compensation arrangements between Salesforce and Demandware’s directors and officers?

Salesforce has not entered into a compensation arrangement with any of Demandware’s non-employee directors or executive officers. Salesforce may enter into new compensation arrangements with Demandware executive officers; however, there has been no agreement with respect to the specific terms of these compensation arrangements. Until such time as any employment arrangement between Salesforce and an Demandware executive officer (if any) is effective, each officer’s existing employment agreement with Demandware will continue to remain in effect.

See Section 13 of this Offer to Purchase entitled “The Transaction Documents; Compensation Arrangements with Demandware Executives.”

What are the material U.S. federal income tax consequences of tendering Shares?

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes.

In general, a stockholder that is a U.S. Holder (as defined in Section 5 of this Offer to Purchase entitled “Material U.S. Federal Income Tax Consequences”) who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. If the Shares sold or exchanged constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum U.S. federal income tax rate of twenty percent (20%) under current law if, on the date of the sale (or, if applicable, the date of the Merger), the Shares were held for more than one year, and if held for one year or less on the date of the sale (or, if applicable, the date of the Merger), such capital gains will be subject to U.S. federal income tax at ordinary income tax rates. Additionally, stockholders who are individuals, estates or trusts with adjusted gross income in excess of certain thresholds are subject to a three and eight-tenths percent (3.8%) tax on all or a portion of their “net investment income,” which includes gains recognized upon a disposition of stock.

For more information, see Section 5 of this Offer to Purchase entitled “Material U.S. Federal Income Tax Consequences.”

We recommend that you consult your own tax advisors as to the particular tax consequences to you of the Offer and the Merger, including the effect of U.S. federal, state and local tax laws or foreign tax laws.

Whom should I call if I have questions about the Offer?

You may call Morrow Sodali, the information agent for the Offer, at (800) 662-5200 (toll free). See the back cover of this Offer to Purchase for further information on how to obtain answers to your questions.

To the Holders of Common Stock of Demandware, Inc.:

INTRODUCTION

Dynasty Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), hereby offers to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Demandware, Inc., a Delaware corporation (“Demandware”), at a purchase price of $75.00 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 31, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among Salesforce, the Purchaser and Demandware. The Purchaser is a corporation newly formed by Salesforce in connection with the acquisition of Demandware. The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser and further provides that, upon the terms and subject to certain conditions of the Merger Agreement, the Purchaser will be merged with and into Demandware (the “Merger”), and Demandware will continue as the surviving corporation (the “Surviving Corporation”) and be a wholly-owned subsidiary of Salesforce. The Merger is subject to a number of conditions. See Section 12 of this Offer to Purchase entitled “Purpose of the Offer; The Merger; Plans for Demandware.” At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares held in the treasury of Demandware and any Shares owned by any subsidiary of Demandware, Salesforce, the Purchaser or any other subsidiary of Salesforce immediately prior to the Effective Time, which shall automatically be cancelled and retired) shall automatically be cancelled and extinguished and, other than Shares with respect to which appraisal rights are properly exercised, will be converted into and become a right to receive $75.00 per Share (or any different amount per Share that is paid in the Offer), net to the seller in cash without interest thereon, less any required withholding taxes (the “Offer Price”). The Merger Agreement is more fully described in Section 13 of this Offer to Purchase entitled “The Transaction Documents,” which also contains a discussion of the treatment of stock options and other Demandware equity awards.

Tendering stockholders who are record holders of their Shares and tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. The Purchaser or Salesforce will pay all charges and expenses of the Depositary, and Morrow Sodali (the “Information Agent”) for their respective services in connection with the Offer and the Merger. See Section 18 entitled “Fees and Expenses” of this Offer to Purchase.

The Board of Directors of Demandware has unanimously (i) adopted, approved and declared the advisability of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of Demandware and the stockholders of Demandware that Demandware enter into the Merger Agreement and consummate the Merger and that the stockholders of Demandware tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth therein, (iii) declared that the terms of the Offer and the Merger are fair to Demandware and Demandware’s stockholders and (iv) recommended that Demandware’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A more complete description of the reasons for the Board of Directors of Demandware authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Schedule 14D-9 that is being filed with the SEC and, together with this Offer to Purchase, the Letter of Transmittal and other related materials, mailed to Demandware’s stockholders in connection with the Offer. Demandware stockholders should carefully read the information set forth in the Schedule 14D-9 in its entirety.

This Offer is conditioned upon, among other things, the condition that, immediately prior to the scheduled expiration of the Offer (as extended in accordance with the Merger Agreement), there be validly tendered and not validly withdrawn (without regard to shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), together with any Shares beneficially owned by Salesforce or any of its subsidiaries, at least one share more than half of the sum of (i) all Shares then-outstanding, plus (ii) all Shares issuable to holders of Demandware stock options from whom Demandware has received notices of exercise (and as to which Shares have not yet been issued to such exercising holders of Demandware stock options) (the “Minimum Condition”).

According to Demandware, as of the close of business on June 6, 2016, the most recent practicable date, there were 38,208,026 Shares issued and outstanding, 1,332,644 of which Shares were unvested or subject to a repurchase option, risk of forfeiture or other condition, and there were outstanding stock options to purchase 2,119,287 Shares and 661,500 outstanding restricted stock units. Neither Salesforce nor the Purchaser currently beneficially owns any Shares. Based on the foregoing, the Purchaser believes that approximately 19,104,014 Shares must be validly tendered and not validly withdrawn prior to the expiration of the Offer in order for the Minimum Condition to be satisfied, assuming no additional Share issuances by Demandware (including pursuant to option exercises and the settlement of restricted stock units). See Section 1 of this Offer to Purchase entitled “Terms of the Offer.”

This Offer to Purchase does not constitute a solicitation of proxies, and the Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and the Purchaser consummates the Offer, the Purchaser will consummate the Merger of the Purchaser into Demandware as promptly as practicable following the completion of the Offer in accordance with the terms of the Merger Agreement without a vote or any further action by the stockholders of Demandware pursuant to Section 251(h) of the DGCL.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4 of this Offer to Purchase entitled “Withdrawal Rights.” The term “Expiration Date” means 12:00 Midnight, New York City Time, on Friday, July 8, 2016 (which is the end of the day on Friday, July 8, 2016) (the “Scheduled Expiration Date”), unless the Purchaser shall have extended the period of time for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

In the Merger Agreement, the Purchaser has agreed that it will be required to extend the Offer beyond the Scheduled Expiration Date:

•	for any period required by law, including for any period required by any rule, regulation, interpretation or position of the SEC that is applicable to the Offer; and

•	for successive extension periods of up to ten (10) business days each, if any of the Offer Conditions (as defined below) are not satisfied or waived as of any then scheduled expiration of the Offer, in order to further seek to satisfy the Offer Conditions.

Notwithstanding the foregoing, the Purchaser is not required to extend the Offer beyond December 1, 2016 (the “Outside Date”); and the requirement to extend the Offer shall not impair, limit or otherwise restrict in any manner the right of Salesforce to terminate the Merger Agreement in accordance with its terms.

The “Minimum Condition” is the condition that, immediately prior to the scheduled expiration of the Offer (as extended in accordance with the Merger Agreement), there be validly tendered and not validly withdrawn (without regard to shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), together with any Shares beneficially owned by Salesforce or any of its subsidiaries, at least one share more than half of the sum of (i) all Shares then-outstanding, plus (ii) all Shares issuable to holders of Demandware stock options from whom Demandware has received notices of exercise (and as to which Shares have not yet been issued to such exercising holders of Demandware stock options).

The Purchaser has also agreed in the Merger Agreement that, without the prior written consent of Demandware, it will not (i) change the form of consideration to be paid in the Offer, decrease the Offer Price or change the Offer so that it is for fewer than all of the outstanding Shares, (ii) increase the Offer Price in an increment of less than $0.25 per share (except in response to a Recommendation Change Notice (as defined below) or a Superior Proposal Notice (as defined below)), (iii) extend the Offer in any manner other than pursuant to and in accordance with the terms of the Merger Agreement, (iv) change or waive the Minimum Condition, (v) amend, modify or otherwise change any Offer Conditions in any manner that is adverse to Demandware’s stockholders or that would reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Salesforce or the Purchaser to consummate the Offer or the Merger, or (vi) impose conditions to the Offer other than the Offer Conditions.

The Offer is conditioned upon satisfaction of the Minimum Condition. The Offer also is subject to other terms and conditions. See Section 15 of this Offer to Purchase entitled “Conditions to the Purchaser’s Obligations.” The Purchaser believes that, based on the number of Shares issued and outstanding as of June 6, 2016 as provided by Demandware (see the “Introduction” to this Offer to Purchase), approximately 19,104,014 Shares must be validly tendered and not validly withdrawn prior to the expiration of the Offer in order for the Minimum Condition to be satisfied, assuming no additional Share issuances by Demandware after June 6, 2016 (including pursuant to option exercises and the settlement of restricted stock units).

The Purchaser expressly reserves the right, in its sole discretion, not to accept for purchase or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to pay for any Shares tendered pursuant to the Offer (and not validly withdrawn), and may terminate or amend the Offer in accordance with (and to the extent permitted by) the terms of the Merger Agreement and applicable law, and may postpone the acceptance of, or payment for, any Shares in accordance with (and to the extent permitted by) the terms of the Merger Agreement, if: (a) immediately prior to the scheduled expiration of the Offer, the Minimum Condition has not been satisfied; (b) immediately prior to the scheduled expiration of the Offer, the Regulatory Condition has not been satisfied; (c) at any time on or after the date of the Merger Agreement and before the expiration of the Offer, any of the following shall occur and be continuing: (i) any Governmental Entity of competent jurisdiction shall have (A) enacted, issued, promulgated, enforced, entered or deemed applicable to any of the transactions contemplated by the Merger Agreement (including the Offer or the Merger) any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which has the effect of prohibiting the consummation of the Offer and the Merger or making the consummation of the Offer and the Merger illegal or otherwise preventing the consummation of the Offer or the Merger, or (B) issued or granted any order, stay, decree, judgment or injunction (preliminary or permanent) that remains in effect and has the effect of prohibiting the consummation of the Offer and the Merger or making the consummation of the Offer and the Merger illegal or otherwise preventing the consummation of the Offer or the Merger; provided, that the failure of this clause (i) to be satisfied shall not have resulted from a material breach by Salesforce or the Purchaser of any of their obligations under the Merger Agreement; (ii) the Specified Representations shall not have been true and correct in all material respects as of the date of the Merger Agreement or shall not be true and correct in all material respects as of the time when the Purchaser irrevocably accepts for purchase all Shares validly tendered (the “Acceptance Time”), as though made at and as of the Acceptance Time (other than any such representation or warranty that is made only as of a specified date, which need only be true and correct in all material respects as of such specified date); (B) the Capitalization Representation shall not have been true and correct other than for de minimus inaccuracies as of the date of the Merger Agreement or shall not be true and correct other than for de minimus inaccuracies as of the Acceptance Time, as though made at and as of the Acceptance Time (other than any such representation or warranty that is made only as of a specified date, which need only be true and correct other than for de minimus inaccuracies as of such specified date); or (C) any of the representations and warranties of Demandware contained in the Merger Agreement (other than the Specified Representations or the Capitalization Representation) that (i) are not made as of a specific date shall not have been true and correct as of the date of the Merger Agreement or shall not be true and correct as of the Acceptance Time, as though made at and as of the Acceptance Time, and (ii) are made as of a specific date are not true and correct as of such date, in each case, except in the case of this clause (C) where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in such representations and warranties, other than certain limitations) is not reasonably likely to have a Company Material Adverse Effect; (iii) any Company Material Adverse Effect shall have occurred or exist at or prior to the Acceptance Time and shall be continuing as of immediately prior to the Acceptance Time; (iv) Demandware shall have materially breached or failed to perform in a material respect any of its covenants and obligations required to be performed or complied with by it under the Merger Agreement at or prior to the Acceptance Time; or (v) Salesforce and the Purchaser shall not have received a certificate executed by Demandware’s Chief Executive Officer and Chief Financial Officer confirming on behalf of Demandware that the conditions set forth above in clauses (ii), (iii) and (iv) have been duly satisfied; or (d) the Merger Agreement shall have been validly terminated in accordance with its terms (all such conditions, the “Offer Conditions”).

The “Regulatory Condition” is the expiration, termination or obtainment, as applicable, of any waiting period (or extension thereof) and any approvals or clearances applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and by the German Federal Cartel Office.

The “Specified Representations” are Demandware’s representation and warranties with respect to its organization, good standing and corporate powers, authority to enter into the Merger Agreement and consummate the transactions contemplated thereby and the enforceability of the Merger Agreement, the non-existence of any investment bank or brokerage or similar fee payable by Demandware, other than to Goldman, Sachs & Co., and the non-existence of any rights plan, “poison-pill” or other comparable agreement designed to delay, defer or discourage any person from acquiring control of Demandware.

The “Capitalization Representation” includes Demandware’s representations and warranties with respect to its authorized, issued and outstanding securities.

The Purchaser’s right to postpone payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

Except as set forth above, and subject to the applicable rules and regulations of the SEC, the Purchaser expressly reserves the right to waive any condition to the Offer (other than the Minimum Condition), increase the Offer Price in increments of greater than $0.25 per share (except in response to a Recommendation Change Notice or a Superior Proposal Notice), or amend the Offer in any respect. Any extension of the period during which the Offer is open, or delay in the acceptance for payment or payment, termination or amendment of the Offer, will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Without limiting the obligation of the Purchaser under such rule or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release and making any appropriate filing with the SEC.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(c), 14d-6(c) and 14(e)-1 under the Exchange Act (which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) or otherwise. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten (10) business-day period is generally required to allow for adequate dissemination to stockholders and investor response. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City Time.

Demandware has provided the Purchaser with Demandware’s list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the list of stockholders or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered prior to the Expiration Date (and not withdrawn) promptly after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 1 entitled “Terms of the Offer” and Section 15 entitled “Conditions to the Purchaser’s Obligations” of this Offer to Purchase. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”), pursuant to the procedures set forth in Section 3 of this Offer to Purchase entitled “Procedure for Tendering Shares,” (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees (unless, in the case of a book-entry transfer, an Agent’s Message (as defined below) is utilized), and (iii) any other documents required by the Letter of Transmittal.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting such payment to tendering stockholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser’s rights under Section 15 of this Offer to Purchase entitled “Conditions to the Purchaser’s Obligations,” the Depositary, nevertheless, on behalf of the Purchaser, may retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 of this Offer to Purchase entitled “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the purchase price for Shares by the Purchaser by reason of any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer to DTC, such Shares will be credited to an account maintained within DTC), promptly after the expiration, termination or withdrawal of the Offer.

If, prior to the Expiration Date, the Purchaser increases the consideration offered to stockholders pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer.

3.	Procedure for Tendering Shares.

Valid Tenders. For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and any other required documents, or an Agent’s Message in the case of a book-entry delivery, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. In addition, either (i) certificates representing such Shares must be received by the Depositary or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below, and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedure set forth below. No alternative, conditional or contingent tenders will be accepted. Delivery of documents to DTC does not constitute delivery to the Depositary.

Book-Entry Transfer. The Depositary will make a request to establish an account with respect to the Shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of Shares may be effected through book-entry at DTC, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other required documents, or an Agent’s Message in the case of a book-entry delivery, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

Signature Guarantee. Signatures on the Letter of Transmittal need not be guaranteed by a member firm of a registered national securities exchange (registered under Section 6 of the Exchange Act), by a member firm of the New York Stock Exchange, by a commercial bank or trust company having an office or correspondent in the United States or by any other “Eligible Guarantor Institution,” as defined in Rule 17Ad-15 under the Exchange Act (collectively, “Eligible Institutions”), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal, or (ii) as noted in the following sentence. If the certificates evidencing Shares are registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for unpurchased Shares are to be issued or returned, to a person other than the registered owner or owners, then the tendered certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1, 2, 3 and 5 to the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s certificates for Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares nevertheless may be tendered if such tender complies with all of the following guaranteed delivery procedures:

1. the tender is made by or through an Eligible Institution;

2. a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser herewith, is received by the Depositary, as provided below, prior to the Expiration Date; and

3. the certificates representing all tendered Shares, in proper form for transfer, or a Book-Entry Confirmation with respect to all tendered Shares, together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the Depositary within 3 trading days after the date of such Notice of Guaranteed Delivery. If certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each such delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

The method of delivery of certificates representing Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and sole risk of the tendering stockholder and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for the Shares (or a Book-Entry Confirmation), and (ii) a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal (or, as applicable, an Agent’s Message).

Backup U.S. Federal Income Tax Withholding. To prevent backup U.S. federal income tax withholding with respect to payment of the purchase price of Shares purchased pursuant to the Offer, each stockholder must provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup U.S. federal income tax withholding by completing the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal or by otherwise certifying such stockholder’s exemption from backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Stockholders who are not U.S. citizens or U.S. resident aliens should complete an IRS Form W-8BEN, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting, included as part of the Letter of Transmittal, or other IRS Form W-8, if applicable, to provide the information and certification necessary to avoid backup withholding. See Instruction 4 set forth in the Letter of Transmittal.

Determinations of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding on all parties, subject to the tendering stockholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction. The Purchaser reserves the absolute right to reject any or all tenders of any Shares that are determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of the Purchaser, be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of the Offer (other than as prohibited by the Merger Agreement, as described in Section 1 of this Offer to Purchase entitled “Terms of the Offer”) or any defect or irregularity in the tender of any Shares. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions to the Letter of Transmittal) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Other Requirements. By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints the Board of Directors of the Purchaser, or any of them, as the attorneys-in-fact and proxies of such stockholder, each with full power of substitution, to exercise all voting, consent and other rights of such stockholder in such manner as each such attorney-in-fact and proxy or his, her or its substitute shall in his, her or its sole discretion deem proper, with respect to all of the Shares tendered by such stockholder which have been accepted for payment by the Purchaser prior to the time of any vote or other action (and any and all other Shares or other securities issued or issuable in respect thereof on or after June 10, 2016), at any meeting of the stockholders of Demandware (whether annual or special and whether or not an adjourned meeting), or otherwise. This proxy is irrevocable and is granted in consideration of, and is effective upon, the acceptance for payment of such Shares by the Purchaser in accordance with the terms of the Offer. Such acceptance for payment shall revoke any other proxy granted by such stockholder at any time with respect to such Shares (and all such other Shares or securities), and no subsequent proxies will be given by such stockholder (and if given, will not be effective).

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer as well as the tendering stockholder’s representation and warranty that (i) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, and (ii) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person’s own account unless, at the time of tender, the person so tendering (x) has a net long position equal to or greater than the amount of (A) Shares tendered or (B) other securities immediately convertible into or exchangeable or exercisable for the Shares tendered and such person will acquire such Shares for tender by conversion, exchange or exercise, and (y) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after the date that is 60 days from the date of the Offer to Purchase. If all conditions to the Offer have been met or waived, the Purchaser must pay for all shares tendered and immediately accept and pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Date. If the purchase of or payment for Shares is delayed for any reason or if the Purchaser is unable to purchase or pay for Shares for any reason, then, without prejudice to the Purchaser’s rights under the Offer, tendered Shares may be retained by the Depositary on behalf of the Purchaser and may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase entitled “Procedure for Tendering Shares,” any notice of withdrawal also must specify the name and number of the account at DTC to be credited with the withdrawn Shares.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding on all parties, subject to the tendering stockholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer but may be tendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase.

5.	Material U.S. Federal Income Tax Consequences.

The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or are exchanged for cash in the Merger (including pursuant to the exercise of appraisal rights). This discussion is based on the Internal Revenue Code of 1986, as amended, applicable Treasury regulations and administrative and judicial interpretations thereunder, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. Any such change, which may or may not be retroactive, could alter the U.S. federal income tax consequences to holders of Shares as described herein. This discussion is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer and the Merger. This discussion does not address any other aspect of U.S. federal taxation or any aspect of state, local or foreign taxation. The discussion applies only to holders that hold their Shares as capital assets, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, holders of Demandware RSUs (as defined below), or to holders of Shares who are in special tax situations, such as insurance companies, tax-exempt organizations, or to persons holding Shares as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks, or holders of Shares whose functional currency is not the U.S. dollar. This discussion does not address any aspect of the U.S. alternative minimum tax or any tax consequences arising under federal gift or estate tax, or state, local or non-U.S. taxation.

For purposes of the Offer and the Merger, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of the substantial decisions of the trust or (b) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations. For purposes of the Offer and the Merger, a “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder. If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors. Because individual circumstances may differ, each holder of Shares should consult such holder’s own tax advisor to determine the applicability of the rules discussed below to such stockholder and the particular tax effects of the Offer and the Merger to such stockholder, including the application and effect of U.S. federal, state, local, foreign and other tax laws.

Consequences of the Offer and the Merger to U.S. Holders. The receipt of cash for Shares pursuant to the Offer or the Merger (including pursuant to the exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. Holder of Shares will recognize gain or loss equal to the difference between the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or exchanged for cash in the Merger. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), the Shares were held by the U.S. Holder for more than one year. In general, capital gains recognized by an individual will be subject to (a) a maximum United States federal income tax rate of twenty percent (20%) if the Shares were held for more than one year, and (b) ordinary income tax rates if held for one year or less. Capital losses are subject to limits on deductibility. Additionally, certain U.S. Holders who are individuals, trusts, or estates with adjusted gross income in excess of certain thresholds are subject to a three and eight-tenths percent (3.8%) tax on all or a portion of their “net investment income,” which includes gains recognized upon a disposition of stock.

Consequences of the Offer and the Merger to Non-U.S. Holders. Payments made to a Non-U.S. Holder with respect to the Shares exchanged in the Offer or the Merger generally will be exempt from U.S. federal income tax, unless:

•

the Non-U.S. Holder’s gain, if any, on the disposition of its Shares is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to the Non-U.S. Holder’s permanent establishment in the United States), and in that event, (i) the Non-U.S. Holder will be subject to U.S. federal income tax in the same manner as if it were a U.S. Holder (except that the Non-U.S. Holder should provide an IRS Form W-8ECI instead of the applicable IRS Form W-8) and (ii) if the Non-U.S. Holder is a corporation, it may also be subject to branch profits tax on that gain at a 30% rate (or such lower rate as may be specified under an applicable income tax treaty);

•	the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, and in that event, the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares (net of certain losses recognized during that year); or

•	Demandware is or has been a “United States real property holding corporation” for U.S. federal income tax purposes and the Non-U.S. Holder held, directly and indirectly, at any time within the shorter of the five-year period ending on the date of sale (or, if applicable, the date of the Merger) or the Non-U.S. Holder’s holding period in its Shares and the non-U.S. Holder owned (directly, indirectly or constructively) more than 5% of Demandware’s outstanding common stock at any time during the applicable period. Demandware does not believe that it is, or was, or will become a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the five-year period preceding the Merger.

Payments in connection with the Offer or the Merger may be subject to “backup withholding” at a twenty-eight percent (28%) rate. See Section 3 of this Offer to Purchase entitled “Procedure for Tendering Shares.” Backup withholding generally applies if the stockholder (a) fails to furnish its social security number or other taxpayer identification number (“TIN”), (b) furnishes an incorrect TIN, or (c) fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is its correct number and that the stockholder is not subject to backup withholding. Backup withholding is not an additional tax and may be refunded by the IRS to the extent it results in an overpayment of tax and the shareholder furnishes the required information to the IRS in a timely manner. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Corporations are not subject to backup withholding. Each stockholder should consult with such stockholder’s own tax advisor as to such stockholder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption. U.S. Holders should complete and submit the IRS Form W-9 included in the Letter of Transmittal in order to avoid backup withholding. Non-U.S. Holders should complete the IRS Form W-8BEN included in the Letter of Transmittal (or other IRS Form W-8, if applicable) in order to avoid backup withholding.

6.	Price Range of Shares; Dividends on the Shares.

The Shares currently trade on the New York Stock Exchange (“NYSE”) under the symbol “DWRE”. The following table sets forth the high and low closing sales prices per Share for the periods indicated, as reported in published financial sources.

	High	Low
Year Ended December 31, 2015:
First Quarter	$67.05	$47.78
Second Quarter	72.50	58.46
Third Quarter	75.56	51.60
Fourth Quarter	58.37	45.70
Year Ended December 31, 2016:
First Quarter	$52.18	$28.05
Second Quarter (through June 9, 2016)	74.85	38.00

On May 31, 2016, the last full day of trading before the public announcement by Demandware of its execution of an agreement with Salesforce and the Purchaser to acquire Demandware at a price of $75.00 per share, the last reported sale price of Demandware’s common stock was $47.99 per share. On June 9, 2016, the last full day of trading before the commencement of the Offer, the closing price of Demandware’s common stock reported was $74.85 per share. Stockholders are urged to obtain current market quotations for the Shares and to review all information received by them from Demandware, including the materials referred to in Section 8 entitled “Certain Information Concerning Demandware” of this Offer to Purchase.

Demandware has never declared or paid any cash dividends on its common stock. Pursuant to the Merger Agreement, Demandware has agreed not to declare, set aside or pay any dividends on, or make any other distribution in respect of, any of its capital stock, other than dividends and distributions by any direct or indirect wholly-owned subsidiary of Demandware to its parent.

7.	Effect of the Offer on Listing, Market for Shares and SEC Registration.

If following the completion of the Offer, the Shares accepted for payment pursuant to the Offer or otherwise owned by us equal at least a majority of the then-outstanding Shares and the other conditions to the Merger are satisfied or waived, assuming certain statutory requirements are met, we will effect the Merger of the Purchaser into Demandware as promptly as practicable following the completion of the Offer in accordance with the terms of the Merger Agreement without a vote or any further action by the stockholders of Demandware pursuant to Section 251(h) of the DGCL. Immediately following the Merger, all of the outstanding shares of Demandware common stock will be held by Salesforce.

Market for Shares. If the Offer is successful, there will be no market for the Shares because the Purchaser intends to consummate the Merger as promptly as practicable following the completion of the Offer.

NYSE Listing. The Shares are currently listed on the NYSE. Immediately following the Merger, the Shares will no longer meet the requirements for continued listing on the NYSE because there will only be one stockholder of Demandware. The NYSE requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger we intend and will cause the Surviving Corporation to delist the Shares from the NYSE.

Registration Under Exchange Act. The Shares are currently registered under the Exchange Act. This registration may be terminated upon application by Demandware to the SEC if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders. Termination of registration under the Exchange Act would substantially reduce the information required to be furnished by Demandware to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders’ meetings and the related requirement to furnish an annual report to stockholders and the requirements of Exchange Act Rule 13e-3 with respect to “going private” transactions, no longer applicable to the Shares. Demandware would also no longer be required to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the SEC under the Exchange Act. In addition, “affiliates” of Demandware and persons holding “restricted securities” of Demandware may be deprived of the ability to dispose of these securities pursuant to Rule 144 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on the NYSE. Salesforce and the Purchaser intend to seek to cause Demandware to terminate registration of the Shares under the Exchange Act upon consummation of the Merger.

Margin Regulations. The Shares are currently “margin securities,” as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares would no longer constitute “margin securities” for purposes of the margin regulations of the Federal

Reserve Board, in which event the Shares could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute “margin securities.”

8.	Certain Information Concerning Demandware.

The summary information set forth below is qualified in its entirety by reference to Demandware’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and other public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Neither Salesforce nor the Purchaser has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, neither Salesforce nor the Purchaser assumes any responsibility for the accuracy or completeness of the information concerning Demandware, whether furnished by Demandware or contained in such documents and records, or for any failure by Demandware to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Salesforce or the Purchaser.

General. Demandware was incorporated in Delaware in February 2004 as SSE Holding, Inc. and changed its name to Demandware, Inc. in August 2004. Demandware’s principal executive offices are located at 5 Wall Street, Burlington, Massachusetts 01803, the telephone number of Demandware is (888) 553-9216 and its website address is www.demandware.com. Demandware’s common stock is listed on the NYSE under the symbol “DWRE” and the Shares are registered under the Exchange Act. Demandware is a leading provider of enterprise-class cloud commerce solutions for retailers and branded manufacturers, including solutions for digital commerce and point of sale, as well as order management and predictive intelligence capabilities. Demandware’s Demandware Commerce offering is a combination of Demandware’s cloud platform, community and related services that enables Demandware’s customers to establish and execute complex digital commerce strategies. Demandware Commerce facilitates global expansion, omni-channel processes, multi-brand and multi-site rollouts, predictive merchandising and in-store operations. The foundation of Demandware’s offering is Demandware’s technology platform, the Demandware Commerce Cloud. The Demandware Commerce Cloud consists of two primary solutions: Demandware Digital and Demandware Store. With multiple seamless upgrades to Demandware’s cloud platform per year, Demandware’s customers run the latest version and have access to a steady stream of new and innovative commerce functionality as soon as it becomes available. Through Demandware’s highly scalable, secure and open platform, Demandware’s customers create seamless brand experiences to reach their consumers across all digital touch points globally, including ecommerce sites, mobile applications, social media channels and in the store. Demandware provides customers with easy-to-use applications to manage and personalize the consumer experience. By simplifying access to the most current commerce functionality, by offering open commerce application program interfaces, or APIs, and by providing increased visibility into operations, Demandware provides Demandware’s customers with increased control over their commerce operations. At December 31, 2015, Demandware had 943 employees, including 271 in sales and marketing and 320 in research and development. Demandware has a wide variety of customers across several industries and geographies. As of December 31, 2015, Demandware had 331 revenue generating ecommerce customers operating sites on Demandware Digital.

Financial Projections. Although Demandware has publicly issued limited short-term guidance concerning certain aspects of its expected financial performance (including current quarter and fiscal year expected financial performance), Demandware does not typically provide long-term forecasts or projections as to future performance, earnings or other results for extended periods due to, among other reasons, the inherent difficulty of accurately predicting future periods and the likelihood that the underlying assumptions and estimates may prove incorrect. While Demandware prepares forecasts annually for internal budgeting and business planning purposes, such forecasts generally do not cover periods beyond the then current fiscal year and four subsequent fiscal years.

However, we have presented certain financial projections below under the heading “Demandware Projections” which were prepared by management of Demandware in April 2016 to reflect its recent financial results and revised revenue growth outlook. These financial projections were not generated for external use, and were provided to Salesforce for its due diligence investigation of Demandware.

Demandware Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). In addition, Demandware Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. Demandware Projections are prepared on a non-GAAP basis and do not comply with GAAP. The summary of Demandware Projections is not being included in this Offer to Purchase to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because these financial projections were provided to Salesforce for its due diligence investigation of Demandware. Demandware Projections may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

Demandware Projections were based on numerous variables and assumptions, including an assessment of prospects and risks related to estimated future revenues and other industry, market and product related factors, all of which are inherently uncertain and may be beyond the control of Demandware’s management. Important factors that may affect actual results and result in Demandware Projections not being achieved include, but are not limited to, risks and uncertainties pertaining to Demandware’s business, including those risks and uncertainties detailed in Demandware’s public periodic filings with the SEC. In addition, Demandware Projections may be affected by Demandware’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which Demandware Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Demandware’s control. Demandware Projections also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that Demandware Projections will be realized, and actual results may vary materially from those shown. The inclusion of Demandware Projections in this Offer to Purchase should not be regarded as an indication that any of Demandware, Salesforce or Purchaser or their respective affiliates, officers, directors, advisors or other representatives considered or consider Demandware Projections necessarily predictive of actual future events, and Demandware Forecasts should not be relied upon as such. None of Demandware, Salesforce or Purchaser or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ materially from Demandware Projections, and Demandware undertakes no obligation to update or otherwise revise or reconcile Demandware Projections to reflect circumstances existing after the date they were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying Demandware Projections are shown to be in error. None of Demandware, or, to the knowledge of Demandware, Salesforce or Purchaser, intends to make publicly available any update or other revisions to these financial projections. None of Demandware or its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of Demandware compared to the information contained in Demandware Projections or that projected results will be achieved. Demandware has made no representation to Salesforce or Purchaser, in the Merger Agreement or otherwise, concerning Demandware Projections.

In light of the foregoing factors and the uncertainties inherent in these projections, stockholders are cautioned not to place undue, if any, reliance on these projections.of the Offer or the Merger to occur and thus should not be viewed as accurate or continuing in that context.

Demandware Projections

	For the year ended December 31,
In millions	2016	2017	2018	2019	2020
Total Revenue	$313	$399	$511	$653	$835
Non-GAAP Total Operating Income	$19	$31	$60	$111	$180

Available Information. Demandware is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Demandware’s directors and officers, their remuneration, stock options granted to them, the principal holders of Demandware’s securities, any material interests of such persons in transactions with Demandware and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on April 1, 2016 and distributed to Demandware’s stockholders. Some of such information also will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a website on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

9.	Certain Information Concerning the Purchaser and Salesforce.

The Purchaser is a Delaware corporation incorporated on May 26, 2016, with principal executive offices at The Landmark @ One Market, Suite 300, San Francisco, California 94105. The telephone number of its principal executive offices is (415) 901-7000. To date, the Purchaser has engaged in no activities other than those incident to its formation and the commencement of the Offer and the execution and delivery of the Merger Agreement and the transactions contemplated by the Merger Agreement. The Purchaser is a wholly-owned subsidiary of Salesforce.

Salesforce is a Delaware corporation incorporated in February 1999. Salesforce’s principal executive offices are located at The Landmark @ One Market, Suite 300, San Francisco, California 94105. The telephone number of

Salesforce’s principal executive offices is (415) 901-7000. Salesforce is a provider of enterprise cloud computing solutions and sells to businesses of all sizes and in almost every industry worldwide on a subscription basis, primarily through its direct sales efforts and also indirectly through partners. Through Salesforce’s platform and other developer tools, Salesforce also encourages third parties to develop additional functionality and new apps that run on its platform, which are sold separately from, or in conjunction with, its service.

The name, business address, current principal occupation or employment, five-year material employment history and citizenship of each director and executive officer of the Purchaser and Salesforce and certain other information are set forth on Annex I hereto.

Except as set forth in this Offer to Purchase or Annex I to this Offer to Purchase: (i) none of Salesforce and the Purchaser and, to the knowledge of Salesforce and the Purchaser, the persons listed in Annex I hereto or any associate or majority owned subsidiary of Salesforce, the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Demandware; (ii) none of Salesforce, the Purchaser and, to the knowledge of Salesforce and the Purchaser, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of Demandware during the past 60 days; (iii) none of Salesforce, the Purchaser and, to the knowledge of Salesforce and the Purchaser, the persons listed in Annex I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Demandware (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Salesforce, the Purchaser, their subsidiaries or, to the knowledge of Salesforce and the Purchaser, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and Demandware or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Salesforce, the Purchaser, their subsidiaries or, to Salesforce’s and the Purchaser’s knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and Demandware or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information. Salesforce is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Salesforce is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and certain of its officers, their remuneration, equity compensation granted to them, the principal holders of its securities and any material interests of such persons in transactions with Salesforce. Such reports, proxy statements and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to Demandware in Section 8 of this Offer to Purchase entitled “Certain Information Concerning Demandware.”

10.	Source and Amount of Funds.

The Offer is not subject to any financing conditions or arrangements. Salesforce and the Purchaser estimate that the Purchaser will need approximately $2.8 billion (net of cash acquired) to purchase all of the Shares pursuant to the Offer and the Merger and to pay all related fees and expenses. The Purchaser will have sufficient cash on hand at the expiration of the Offer to pay the Offer Price for all Shares that are tendered in the Offer because Salesforce will contribute or otherwise advance funds to the Purchaser to enable the Purchaser to pay for the Shares that are tendered in the Offer. Salesforce finished its first fiscal quarter of 2016 with approximately $3.7 billion in cash and marketable securities and expects to obtain the necessary funds from its existing cash balances and marketable securities and from cash proceeds of a term loan from Bank of America, N.A. (“BofA”) and any other lenders to whom BofA may syndicate its commitment under its commitment letter. This senior credit facility would provide for a $500.0 million term loan with a three (3) year maturity. As of the date of this Offer to Purchase, no plans have been made to finance or repay such borrowings after the consummations of the transactions contemplated by the Merger Agreement.

The term loan would be guaranteed by Salesforce’s material domestic subsidiaries, subject to exceptions to be agreed. The agreement for the term loan will contain affirmative covenants, negative covenants and events of default, as well as financial covenants, in each case to be negotiated by Salesforce and BofA. The effectiveness of the term loan is subject to various conditions, including consummation of the Offer.

The commitments and undertakings of BofA under the commitment letter will expire on the earliest to occur of: (i) the date of consummation of the Merger; (ii) the date that Salesforce elects to terminate the commitment letter in writing; (iii) the date of termination or expiration of the Merger Agreement in accordance with its terms; and (iv) December 1, 2016, unless definitive documentation for the term loan is executed and delivered prior to that date.

The term loan described in this document may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the term loan is not available at the expiration of the Offer.

This summary is qualified in its entirety by reference to the commitment letter itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit (b) of the Schedule TO.

11.	Background of Offer; Past Contacts or Negotiations with Demandware.

Background of the Transaction

Members of Salesforce’s management team have reviewed and discussed business, operational and strategic plans to enhance and complement our Customer Success Platform and expand our business in the multi-billion dollar digital commerce market.

Salesforce was first contacted about a potential transaction involving Demandware on May 10, 2016, when representatives of Goldman Sachs & Co. (“Goldman Sachs”), Demandware’s financial advisor, contacted Salesforce to inquire about our potential interest in acquiring Demandware. Goldman Sachs also notified Salesforce that another party was also in discussions regarding a potential acquisition of Demandware.

On May 10, 2016, a member of Salesforce management responded to representatives of Goldman Sachs that Salesforce would be interested in commencing discussions with Demandware regarding a potential acquisition.

On May 13, 2016, Salesforce and Demandware signed a confidentiality agreement, including a one-year standstill agreement. The standstill agreement expired upon public announcement of a business combination by Demandware.

On May 16, 2016, members of senior management of Demandware and representatives of Goldman Sachs met with members of senior management of Salesforce and representatives of our financial advisor, Bank of America Merrill Lynch (“BofA Merrill Lynch”), to discuss Demandware’s business, products, customers, strategy and financial results.

On May 18, 2016, the Mergers and Acquisitions Committee (the “M&A Committee”) of the Salesforce Board of Directors met to discuss and review, among other things, the possible acquisition of Demandware and recommend that management brief the Salesforce Board of Directors on a potential transaction.

On May 20, 2016, the Salesforce Board of Directors met to discuss and review the business, prospects and potential for an acquisition of Demandware and authorized management to continue to pursue the transaction and negotiations with Demandware and to submit a proposal to acquire Demandware.

On May 20, 2016, Mr. Marc Benioff, the Chief Executive Officer and Chairman of Salesforce, called Mr. Thomas Ebling, Demandware’s Chief Executive Officer, to inform him that Salesforce would be submitting a proposal to acquire Demandware. Later on May 20, 2016, Salesforce submitted to Demandware a written non-binding proposal to acquire Demandware for $62 per share, in cash, together with a request for a 14-day period of exclusivity. Salesforce indicated that it would be prepared to move quickly to work towards announcing a transaction by May 31, 2016.

Later on May 21, 2016, Goldman Sachs informed BofA Merrill Lynch that Salesforce should submit a markup of the draft merger agreement and a revised bid by the end of Friday, May 27, 2016. Goldman Sachs also informed BofA Merrill Lynch that Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”), legal counsel to Demandware, would be available throughout the week to discuss the merger agreement.

On May 22, 2016, Demandware provided Salesforce with access to the electronic data room of Demandware in order for Salesforce to begin conducting a due diligence review. The due diligence continued through May 31, 2016.

On May 22, 2016, Goldman Sachs sent the draft merger agreement to representatives of Salesforce.

On May 24, 2016 and 25, 2016, representatives of Salesforce and BofA Merrill Lynch met with representatives of Demandware and Goldman Sachs to conduct due diligence of Demandware.

On May 25, 2016, Shearman & Sterling LLP (“Shearman & Sterling”), legal counsel to Salesforce, delivered to WilmerHale a markup of the draft merger agreement, and during the period from May 25 to May 31, 2016, such legal counsels engaged in negotiations concerning the terms of the merger agreement. The draft merger agreement proposed by Salesforce did not reflect any acceleration of outstanding employee equity awards except as required by the terms of existing change in control agreements and provided for a breakup fee of 4% of the equity value of Demandware.

There were meetings of the M&A Committee on May 26, 2016, and of the Salesforce Board of Directors on May 27, 2016. At both meetings, M&A Committee and the Salesforce Board of Directors met to discuss and review the merits, due diligence findings and the status of the potential acquisition of Demandware. At the May 26 meeting, after deliberation, the M&A Committee authorized management to continue to pursue the transaction and negotiations with Demandware. At the May 27 meeting, after deliberation, the Salesforce Board of Directors authorized management to submit a revised offer to acquire Demandware, and to submit a further revised offer within certain parameters if necessary in the context of the bidding process. In addition, the Salesforce Board of Directors authorized the M&A Committee to provide management the necessary final approval to execute and deliver a definitive merger agreement subject to certain criteria.

On May 27, 2016, BofA Merrill Lynch, at the direction of Salesforce, communicated to Goldman Sachs a revised offer of Salesforce to acquire Demandware for $70 per share, in cash, and Salesforce sent to Demandware a revised non-binding written proposal containing such offer, together with a request for exclusivity until May 31, 2016. Salesforce’s proposal included an offer to allow the Company to elect that the acquisition consideration be paid part in cash and part in the form of shares of Salesforce common stock.

On May 27, 2016, Mr. Benioff, called Mr. Ebling and communicated his strong interest in acquiring Demandware.

On May 28, 2016, representatives of Goldman Sachs communicated to Salesforce and BofA Merrill Lynch that Salesforce was not currently the highest bidder but that Demandware would be willing to grant the exclusivity requested by Salesforce if Salesforce would increase its proposal to $75.00 per share, in cash, and if Salesforce were not willing to increase its proposal to $75.00 per share in cash, Goldman Sachs would invite one last round of bidding from Salesforce and another interested party later that evening and indicated that a response was needed as soon as possible.

Salesforce and BofA Merrill Lynch subsequently responded to Goldman Sachs that Salesforce would be willing to increase its offer price to $75.00 per share, in cash, provided that Demandware would be willing to grant exclusivity to Salesforce until 5 p.m., Pacific Time, on May 31, 2016. After discussion with Mr. Ebling, a representative of Goldman Sachs responded to Salesforce and BofA Merrill Lynch that the grant of exclusivity to 5 p.m., Pacific Time, on May 31st would be acceptable.

Later on May 28, 2016, WilmerHale negotiated the specific terms of the exclusivity letter agreement with Shearman & Sterling, and Salesforce submitted a revised written non-binding offer to acquire Demandware for $75.00 per share, in cash.

Later on May 28, 2016, Demandware and Salesforce signed the exclusivity letter agreement providing for exclusivity until 5:00 p.m., Pacific Time, on May 31, 2016.

From May 28 to May 31, 2016, representatives of WilmerHale and Shearman & Sterling continued to negotiate the terms of the definitive merger agreement, including, among other things, the ability of Demandware to establish a retention pool of up to $5 million in cash for employees who are not officers of Demandware, and a breakup fee of $107 million (approximately 3.5% of the equity value of Demandware) payable in the event Demandware were to terminate the merger agreement to accept an unsolicited superior proposal and in certain other circumstances.

On May 30, 2016, the M&A Committee held a meeting to consider and discuss the terms of the proposed acquisition of Demandware by Salesforce. The M&A Committee reviewed the material terms and conditions of the proposed transaction. The M&A Committee then engaged in deliberations and, after considering these deliberations and pursuant to the authorization previously provided by the Salesforce Board of Directors, the M&A Committee approved the acquisition of Demandware as contemplated by the merger agreement, including the Offer and the Merger.

At approximately 4:15 p.m., Pacific Time, on May 31, 2016, Salesforce, Purchaser and Demandware executed and delivered the Merger Agreement, and on June 1, 2016, Salesforce and Demandware issued a joint press release announcing the transaction.

12.	Purpose of the Offer; The Merger; Plans for Demandware.

Purpose. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, Demandware. The Offer is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is for the Purchaser to acquire all Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, the Purchaser and Salesforce intend to complete the Merger as promptly as practicable following the completion of the Offer. Upon consummation of the Merger, Demandware will become a wholly-owned subsidiary of Salesforce. The Offer is being made pursuant to the Merger Agreement.

Merger. The Board of Directors of Demandware has unanimously: (i) adopted, approved and declared the advisability of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of Demandware and the stockholders of Demandware that Demandware enter into the Merger Agreement and consummate the Merger and that the stockholders of Demandware tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth therein, (iii) declared that the terms of the Offer and the Merger are fair to Demandware and Demandware’s stockholders and (iv) recommended that Demandware’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

If the Offer is consummated, we do not anticipate seeking the approval of Demandware’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for any and all shares of a public Delaware corporation (other than shares held by the target corporation, the acquiring entity and any person that owns, directly or indirectly, all of the outstanding stock of such acquiring entity, and any direct or indirect wholly owned subsidiary of the foregoing), and subject to certain statutory provisions, if the stock irrevocably accepted for purchase pursuant to such offer and received by the depository prior to expiration of such offer, plus the stock otherwise owned by the acquiring entity, equals at least the percentage of stock, and of each class or series thereof, of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring entity can effect a merger without the action of the other stockholders of the target corporation. Accordingly, the parties have agreed, and the Merger Agreement provides, that if we consummate the Offer, we intend to complete the Merger as promptly as practicable following the completion of the Offer without a vote of Demandware’s stockholders in accordance with Section 251(h) of the DGCL.

Rule 13e-3. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and under certain circumstances may be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer or otherwise in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the Expiration Date at the same per Share price as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning Demandware and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for Demandware. Salesforce and Demandware have commenced an integration review process in order to consider the manner and timing of the integration of the business and operations of the two companies following the completion of the Merger. This integration review process will continue throughout the pendency of the Offer and the Merger, but will not be implemented until the completion of the Merger. Accordingly, Salesforce may change its plans and intentions at any time, as it deems appropriate. Salesforce expects product integration, together with the systems work necessary for sales integration and back-office integration, will require substantial time and investment.

Extraordinary Corporate Transactions. Except as described above or elsewhere in this Offer to Purchase and except for the transactions contemplated in the Merger Agreement, Salesforce and the Purchaser have no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving Demandware or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any material change in Demandware’s capitalization or dividend policy or any other material change in Demandware’s corporate structure or business.

13.	The Transaction Documents.

Merger Agreement. The following is a summary of the material provisions of the Merger Agreement, a copy of which has been filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Salesforce on June 1, 2016. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein.

The Merger Agreement, which has been included to provide investors with information regarding its terms and is not intended to provide any other factual information about Salesforce or Demandware, contains representations and warranties of each of Salesforce, Demandware and the Purchaser. The assertions embodied in those representations and warranties were made for purposes of the Merger Agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the Merger Agreement, including information contained in confidential disclosure schedules that the parties exchanged in connection with signing the Merger Agreement. Accordingly, investors and security holders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of a specific date and are modified in important part by the underlying disclosure schedules.

In addition, certain representations and warranties may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters of fact. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Salesforce’s or Demandware’s public disclosures.

Commencement. The Merger Agreement provides for the commencement of the Offer not later than eight (8) business days after the execution of the Merger Agreement, provided that the Merger Agreement has not been terminated in accordance with its terms and certain obligations of Demandware have been complied with in all material respects.

Conditions to Obligations of the Purchaser. See Section 15 of this Offer to Purchase entitled “Conditions to the Purchaser’s Obligations.”

Schedule 14D-9. The Merger Agreement provides that, concurrently with the filing by Salesforce and the Purchaser of the Schedule TO, Demandware will (i) file with the SEC the Schedule 14D-9 and (ii) cause the Schedule 14D-9 to be mailed to Demandware stockholders together with the Offer Document. Demandware will ensure that the Schedule 14D-9, when filed with the SEC, will comply as to form in all material respects with the applicable requirements of the Exchange Act.

Merger; Vote Required to Approve Merger. The Merger Agreement provides that, if following the completion of the Offer, the Shares accepted for payment pursuant to the Offer or otherwise owned by us equal at least a majority of the then-outstanding Shares and the other conditions to the Merger are satisfied or waived, assuming certain statutory requirements are met, we will effect the Merger of the Purchaser into Demandware, with Demandware continuing as the Surviving Corporation in the Merger, as promptly as practicable following the completion of the Offer in accordance with the terms of the Merger Agreement without a vote or any further action by the stockholders of Demandware pursuant to Section 251(h) of the DGCL. Immediately following the Merger, all of the outstanding shares of Demandware common stock will be held by Salesforce.

Conversion of Securities. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (A) Shares held in the treasury of Demandware and any Shares owned by any subsidiary of Demandware, Salesforce, the Purchaser or by any other subsidiary of Salesforce immediately prior to the Effective Time (whether pursuant to the Offer or otherwise), and (B) Shares owned by stockholders who have properly and validly exercised their dissenters’ rights of appraisal in respect of such Shares) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to the Offer Price (or any different amount per Share that is paid in the Offer), without interest thereon, less any required withholding taxes, upon the surrender of the certificate representing such Share.

Treatment of Options. As a result of the Merger, each Demandware stock option granted under the amended and restated 2012 stock incentive plan or 2004 stock option and grant plan that is vested (including options vesting on account of the transactions contemplated by the Merger Agreement), outstanding and unexercised as of immediately prior to the Effective Time will be cancelled in exchange for the right to receive a lump sum cash payment (without interest) equal to the Offer Price less the exercise price for each Share subject to such option (subject to applicable tax withholdings).

Except as described below, each Demandware stock option granted under the amended and restated 2012 stock incentive plan or 2004 stock option and grant plan that is unvested, outstanding and unexercised as of immediately prior to the Effective Time will be assumed by Salesforce and converted into an option to acquire Salesforce common stock. Each such assumed Demandware option will be subject to the same terms and conditions (including vesting terms), set forth in the applicable Demandware stock plans and the Demandware option agreements relating thereto, as in effect immediately prior to the Effective Time. Each assumed Demandware stock option will be exercisable for that number of whole shares of Salesforce common stock equal to the product of the number of Shares that were issuable upon exercise of such Demandware option immediately prior to the Effective Time multiplied by the Exchange Ratio, with the result rounded down to the nearest whole number of shares of Salesforce common stock. The per share exercise price for the shares of Salesforce common stock issuable upon exercise of such assumed Demandware option will be equal to the quotient obtained by dividing the exercise price per share at which such assumed Demandware option was exercisable immediately prior to the Effective Time by the Exchange Ratio, with the result rounded up to the nearest whole cent. Such unvested options held by an individual who is not continuing as an employee or service provider after the Merger will not be assumed by Salesforce and instead will be cancelled for no consideration.

The “Exchange Ratio” will equal the Offer Price divided by the volume weighted average closing sale price of one share of Salesforce common stock as reported on the New York Stock Exchange for the period of ten (10) consecutive trading days ending on the second day prior to the Closing Date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events), rounded to the nearest 0.00001.

Treatment of Restricted Shares. Each Demandware restricted share award that vests in accordance with its existing terms at or as of immediately prior to the Effective Time after giving effect to any accelerated vesting required pursuant to the Merger Agreement or any existing agreement to the extent permitted by the Merger Agreement, will vest, and each Demandware restricted share award that vests in part based on the satisfaction of performance criteria with respect to a performance period that has not concluded by the Effective Time will be treated as satisfying the performance criteria at the target level related to such Demandware restricted share award, with any Demandware restricted shares covered by such award in excess of the target level being automatically cancelled and any future rights thereto being forfeited. The remaining number of performance-related Demandware restricted shares after the cancellation described in the immediately preceding sentence will, to the extent subject to an award that vests at or as of immediately prior to the Effective Time after giving effect to any accelerated vesting required pursuant to the Merger Agreement and any existing agreements to the extent permitted by the Merger Agreement, will automatically be treated as satisfying all service conditions and will become fully vested and the restrictions thereon will lapse, and will be canceled and converted into the right to receive from the Surviving Corporation the Offer Price, without any interest thereon. All other Demandware restricted shares than those described in the previous sentences will be treated in accordance with the next paragraph.

Each unvested Demandware restricted share award outstanding immediately prior to the Effective Time that vests based solely on the satisfaction of service conditions will be exchanged for restricted shares of Salesforce common stock that will be unvested and that will have, and be subject to, the same terms and conditions (including vesting terms) set forth in the applicable Demandware stock plan and the Demandware restricted share agreements relating thereto, as in effect immediately prior to the Effective Time, in an amount equal to the number of Demandware restricted shares outstanding with respect to such unvested Demandware restricted share award immediately prior to the Effective Time multiplied by the Exchange Ratio, with the result rounded down to the nearest whole number of shares of Salesforce common stock.

Treatment of Restricted Stock Units. Each Demandware restricted stock unit (“RSU”) outstanding as of immediately prior to the Effective Time will be assumed by Salesforce and converted into a restricted stock unit to acquire Salesforce common stock at the Effective Time, subject to the same terms and conditions (including vesting terms) relating to such RSU as in effect immediately prior to the Effective Time, except that each assumed RSU will cover the number of whole shares of Salesforce common stock equal to the product of the number of Shares underlying each assumed RSU immediately prior to the Effective Time multiplied by the Exchange Ratio, with the result rounded down to the nearest whole number of shares of Salesforce common stock.

Employee Stock Purchase Plan. The current “Plan Period” (as defined in Demandware’s Employee Stock Purchase Plan (the “Demandware ESPP”)) ends June 30, 2016 and participants in the Demandware ESPP will be entitled to purchase Demandware common stock in accordance with the terms of the current offering for such Plan Period as in effect on the date of the Merger Agreement. Demandware may either cause the following Plan Period not to begin or may terminate the Demandware ESPP as of a date following June 30, 2016 but prior to the

Closing Date and, as promptly as reasonably practicable following such termination, all payroll deductions pursuant to the Demandware ESPP will be paid out to the participating employees under the Demandware ESPP such that no shares of Demandware common stock will be purchased in any Plan Period beginning after the date of the Merger Agreement (as long as the Closing occurs). In any event, the Demandware ESPP will be terminated prior to the Effective Time.

Employee Matters. For a period of one year following the Effective Time, Salesforce shall provide, or shall cause to be provided, to each employee (i) a base salary, commissions, and annual bonus substantially comparable, in the aggregate, to the total cash compensation package (including base salary, commissions and annual bonus, but excluding any equity awards or equity based benefits) provided to each such employee immediately before the Acceptance Time and (ii) other employee benefits (excluding any equity awards or equity based benefits) that are substantially comparable, in the aggregate, to the other benefits provided to such employees immediately before the Acceptance Time. If an employee is terminated during the one year period following the Effective Time, they will be entitled to the greater of the severance benefits that would have been provided by Demandware prior to the Effective Time and severance benefits for similar circumstances under a Salesforce severance plan.

Notwithstanding the foregoing, Salesforce shall be entitled to adjust Demandware’s sales commission plan to align with Salesforce’s sales commission plan after the end of Salesforce’s current fiscal year. Continuing employees will receive credit for service with Demandware and its subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant under such continuing plans or comparable plans, except where that credit would result in duplication of coverage or benefits for the same period of service.

Continuing employees will be immediately eligible to participate, without a waiting term, in any new benefit plan sponsored by the surviving corporation after the Merger (each, a “new plan”) to the extent the new plan is of the same type of coverage as a Demandware benefit plan in which the continuing employee was participating immediately before the Effective Time. Commercially reasonable efforts will be used to provide that pre-existing condition exclusion and actively-at-work requirements of certain new plans be waived for continuing employees and their dependents, unless such conditions would not have been waived under the applicable Demandware benefit plans in which the continuing employee participated immediately before the Acceptance Time, and that continuing employees be given credit for purposes of satisfying deductible, coinsurance and maximums under such new plans for the applicable plan year, and also to credit the accounts of any new plan that is a flexible spending plan with the continuing employee’s unused balances under the applicable Demandware plan.

From and after the Acceptance Time, Salesforce shall cause the surviving corporation and its subsidiaries to honor in accordance with their terms, all contracts, agreements, arrangements, policies, plans and commitments of Demandware and its subsidiaries as in effect immediately prior to the Acceptance Time that are applicable to any current or former employees or directors of Demandware or any subsidiary.

Pursuant to the terms of the Merger Agreement, not all of these protections will apply to persons employed by Demandware outside the United States, it being agreed that such persons shall be treated in accordance with applicable law and the terms of any contracts covering them.

Unless Salesforce instructs otherwise, Demandware will terminate any 401(k) plans maintained by Demandware or its ERISA Affiliates, effective as of no later than the day prior to the date Demandware becomes a member of the same controlled group of corporations as Salesforce. Demandware is also obligated to take such other actions in furtherance of terminating such 401(k) plans as Salesforce may reasonably request. If Demandware’s 401(k) plan is terminated under this provision, Salesforce will permit continuing employees to roll over their account balances (including loans) to a 401(k) plan of Salesforce or one of its affiliates.

Nothing contained in the Merger Agreement is intended to or should be construed so as to prevent or restrict in any way the right of Salesforce or the Surviving Corporation to terminate or cause to terminate the employment or service of any employee, independent contractor, director or other service provider of Demandware or its subsidiaries in a manner consistent with any applicable individual agreements covering such service providers at any time following the closing date of the Merger; constitute an amendment or modification of any plan; create any third party rights in any such current or former service provider of Demandware or its subsidiaries (including any beneficiary or dependent thereof); or obligate Salesforce to adopt or maintain any particular plan or program or other compensatory or benefits arrangement at any time or prevent Salesforce from modifying or terminating any such plan, program or other compensatory or benefits arrangement at any time.

As used herein, an “ERISA Affiliate” means each subsidiary of Demandware and any other person or entity under common control with Demandware within the meaning of Section 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

Representations and Warranties. The Merger Agreement contains various customary representations and warranties of Salesforce, the Purchaser and Demandware.

Conduct of Demandware’s Business Pending Merger. Except (a) as otherwise expressly contemplated or expressly permitted by the Merger Agreement, (b) as set forth in Demandware’s confidential disclosure schedules or (c) with Salesforce’s consent, until the earlier of the Merger Agreement being terminated or the Acceptance Time (the “Specified Time”), Demandware is required to: (i) act and carry on its business in the Ordinary Course of Business and in compliance in the Merger Agreement in all material respects with all applicable laws and (ii) use commercially reasonable efforts, consistent with past practices and policies, to (A) preserve intact its present business organization, (B) keep available the services of its present officers and employees (other than where termination of such services is for cause) and (C) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

Without limiting the generality of the foregoing, except (a) as otherwise expressly contemplated or expressly permitted by the Merger Agreement, (b) as set forth in Demandware’s confidential disclosure schedules or (c) with Salesforce’s consent, until the Specified Time, Demandware is not permitted to:

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of Demandware’s capital stock (other than dividends and distributions by a direct or indirect wholly-owned Subsidiary of Demandware to its parent), (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, except, in the case of this clause (iii), for the acquisition of Shares (A) from holders of Demandware stock options in full or partial payment of the exercise price, (B) from holders of Demandware stock options, Demandware restricted shares or RSUs in full or partial payment of any applicable taxes payable by such holder upon exercise or vesting thereof, as applicable, to the extent required or permitted under the terms thereof or (C) from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares at their original issuance price or forfeiture of shares for no consideration, in each case in connection with any termination of services to Demandware or any of its subsidiaries;

(b) authorize for issuance, issue, deliver, sell, grant, agree or commit to issue, deliver, sell or grant (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities, in each case other than the issuance of Shares (i) upon the exercise of Demandware stock options outstanding on the date of the Merger Agreement, (ii) upon the vesting of RSUs or Demandware restricted shares outstanding on the date of the Merger Agreement or (iii) pursuant to the Demandware ESPP in accordance with the Merger Agreement;

(c) amend its certificate of incorporation, bylaws or other comparable charter or organizational documents;

(d) acquire (i) by merging or consolidating with, or by purchasing any of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or any equity interest therein or (ii) any assets that are material, in the aggregate, to Demandware and its subsidiaries, taken as a whole, except purchases of inventory and raw materials in the Ordinary Course of Business;

(e) sell, lease, license, pledge, abandon or otherwise dispose of or encumber any material properties or material assets of Demandware or of any of its Subsidiaries other than in the Ordinary Course of Business;

(f) adopt or otherwise implement any stockholder rights plan, “poison-pill” or other comparable agreement designed to have the effect of delaying, deferring or discouraging Salesforce or the Purchaser from acquiring control of Demandware pursuant to the Merger Agreement;

(g) (i) incur or assume any indebtedness for borrowed money or guarantee any such indebtedness or any other liabilities of another person (other than letters of credit or similar arrangements issued to or for the benefit of suppliers and landlords in the Ordinary Course of Business), (ii) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of Demandware or any of its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans, advances (other than routine advances to employees of Demandware and its subsidiaries in the Ordinary Course of Business) or capital contributions to, or investment in, any other person, other than Demandware or any of its direct or indirect wholly-owned Subsidiaries, (iv) other than in the Ordinary Course of Business, enter into any hedging agreement or other financial agreement or arrangement designed to protect Demandware or its subsidiaries against fluctuations in exchange rates or (v) mortgage or pledge any of its or its subsidiaries’ assets, tangible or intangible;

(h) make any capital expenditures or other expenditures with respect to property, plant or equipment in excess of $500,000 in the aggregate for Demandware and its subsidiaries, taken as a whole, other than as included in Demandware’s budget for capital expenditures made available to Salesforce prior to the date of the Merger Agreement;

(i) make any material changes in accounting methods, principles or practices, except insofar as may be required by a change in GAAP;

(j) amend any income or other material Tax Return, make or change any material Tax election, settle or compromise any material Tax claim or assessment by any Governmental Entity, change any material Tax accounting method or surrender any right to claim a material Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(k) (i) adopt, enter into, terminate or materially amend any employment, change of control, severance or similar agreement or material benefit plan for the benefit or welfare of any current or former director, officer or employee or any Collective Bargaining Agreement (except in the Ordinary Course of Business and only if such arrangement is terminable on 60 days’ or less notice without either a penalty or a termination payment); (ii) increase the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee (except for annual increases of salaries in the Ordinary Course of Business for non-executive officers and payment of bonuses consistent with the arrangements disclosed to Salesforce), it being understood (for the avoidance of doubt) that Demandware and its subsidiaries may, subject to clause (viii) below, hire new employees and promote non-executive employees in the Ordinary Course of Business, it being further understood, however, that Demandware may not promote or otherwise change the title or employment status of any Company employee at the level of director or above; (iii) accelerate the payment, right to payment or vesting of any material compensation or benefits, including any outstanding options or restricted stock awards, other than as contemplated by the Merger Agreement; (iv) grant any stock options, restricted stock units, stock appreciation rights, stock based or stock related awards, performance units or restricted stock other than grants made to new hires consistent with amounts set forth Demandware’s confidential disclosure schedules; (v) make or forgive any loans to any employees, officers or directors of Demandware or any of its subsidiaries; (vi) grant any severance or termination pay (in cash or otherwise) to any employee or officer of Demandware or any of its subsidiaries, except as consistent with past practices described in Demandware’s confidential disclosure schedules; (vii) make any deposits or contributions of cash or other property to or take any other action to fund or in any other way secure the payment of compensation or benefits under Demandware Employee Plans or agreements subject to Demandware Employee Plans or any other contract, plan, agreement or arrangement of Demandware, other than deposits and contributions that are required pursuant to the terms Company Employee Plans or any agreements subject to Demandware Employee Plans in effect as of the date hereof; or (viii) hire any employee who reasonably would be expected to develop Intellectual Property that is material to the businesses of Demandware or its subsidiaries without requiring them to execute Demandware’s standard form of confidentiality and inventions assignment agreement;

(l) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Demandware or any of its subsidiaries (other than the transactions contemplated by the Merger Agreement, including the Offer and the Merger);

(m) commence (other than any collection action in the Ordinary Course of Business), settle or compromise any pending or threatened Action or pay, waive, discharge or satisfy or agree to pay, waive, discharge or satisfy any claim or Liability (absolute or accrued, asserted or unasserted, contingent or otherwise), other than the settlement, compromise, payment, discharge or satisfaction of any claims or Liability (i) expressly reflected or reserved against in full on consolidated balance sheet of Demandware as of March 31, 2016 or incurred since such date in the Ordinary Course of Business or (ii) the settlement, compromise, discharge or satisfaction of which does not include any obligation (other than the payment of money) to be performed by Demandware or its subsidiaries following the Effective Time that is not, individually or in the aggregate, material to Demandware and its subsidiaries on a consolidated basis;

(n) except as required by applicable law or GAAP, revalue in any material respect any of its properties or assets including without limitation writing-off notes or accounts receivable other than in the Ordinary Course of Business;

(o) (i) enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee) (ii) modify, amend or exercise any right to renew any lease or other lease or sublease of real property, or waive any term or condition thereof or grant any consents thereunder; (iii) grant or otherwise create or consent to the creation of any easement, covenant, restriction, assessment or charge affecting any real property leased by Demandware, or any interest therein or part thereof; (iv) commit any waste or nuisance on any such property; or (v) make any material changes in the construction or condition of any such property, in each case other than in the Ordinary Course of Business;

(p) except as required by applicable law, convene any regular or special meeting (or any adjournment or postponement thereof) of the stockholders of Demandware;

(q) except as required by applicable law, terminate or modify or waive in any material respect any right under any permit; or

(r) enter into a contract or agreement to do any of, or authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

Under the Merger Agreement, “Ordinary Course of Business” means the ordinary course of business consistent with past practice.

Under the Merger Agreement, “GAAP” means generally accepted accounting principles, as applied in the United States.

Under the Merger Agreement, “Tax Return” means all reports, returns, forms, or statements required to be filed with a Governmental Entity with respect to Taxes, including any schedule or attachment thereto and including any amendment thereof.

Under the Merger Agreement, “Governmental Entity” means any foreign or domestic governmental authority, including any supranational, national, federal, territorial, state, commonwealth, province, territory, county, municipality, district, local governmental jurisdiction of any nature or any other governmental, self-regulatory or quasi-governmental authority of any nature (including any governmental department, division, agency, bureau, office, branch, court, arbitrator, commission, tribunal or other governmental instrumentality and any national or international stock exchange) or any political or other subdivision or part of any of the foregoing.

Under the Merger Agreement, “Collective Bargaining Agreement” means any contract, agreement, plan or arrangement between or applying to one or more Demandware employees and a trade union, works council, group of employees or any other employee representative body, for collective bargaining or other negotiating or consultation purposes or reflecting the outcome of such collective bargaining or negotiation or consultation with respect to Demandware employees with any labor organization, union, group, association, works council or other employee representative body, or is bound by any equivalent national or sectoral agreement.

Under the Merger Agreement, “Demandware Employee Plan” means all Employee Benefit Plans maintained, or contributed to, by Demandware, any of its subsidiaries or any of their ERISA Affiliates, other than those required by applicable law.

Under the Merger Agreement, “Employee Benefit Plan” means (a) all employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, stock option, stock purchase, restricted stock, restricted stock unit, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements to which Demandware or any of its subsidiaries is a party, with respect to which Demandware or any of its subsidiaries has any obligation or which are maintained, contributed to or sponsored by Demandware or any of its subsidiaries for the benefit of any employee, officer or director of Demandware or any of its subsidiaries, (b) each employee benefit plan for which Demandware or any of its subsidiaries could incur Liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, (c) any plan in respect of which Demandware or any of its subsidiaries could incur Liability under Section 4212(c) of ERISA, and (d) any contracts, arrangements or understandings between Demandware or any of its subsidiaries and any employee of Demandware or any of its subsidiaries including any contracts, arrangements or understandings relating to a sale of Demandware or any of its subsidiaries, but excludes any plan, agreement, or arrangement required to be maintained by non-U.S. law.

Under the Merger Agreement, “Intellectual Property” means any and all statutory and/or common law rights throughout the world in, arising out of, or associated with any of the following: (a) patents and utility models and applications therefor (including provisional applications) and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations in part thereof, (b) trademarks, service marks, trade names, trade dress and any other indicators of source, and all goodwill associated therewith, (c) designs, including industrial designs and Community Designs, (d) trade secrets, (e) copyrights and all other rights corresponding thereto in any works of authorship, (f) all rights to uniform resource locators, Web site addresses and domain names, (g) moral rights, (h) processes, formulae, methods, schematics, technology, know-how, computer software programs and applications, (i) other tangible or intangible proprietary or confidential information and materials, (j) any similar, corresponding or equivalent rights to any of the foregoing and (k) applications for and registrations of any of the foregoing, including such patents, trademarks, service marks, trade names, domain names, copyrights and designs.

Nonsolicitation Obligation. Demandware has agreed to immediately cease any and all existing activities, discussions or negotiations with any Persons with respect to any offer, proposal or indication of interest relating to any Acquisition Proposal (as defined below). Demandware must promptly (and in any event within three (3) business days following the date of the Merger Agreement) request in writing each Person that has executed a confidentiality agreement in connection with its consideration of acquiring Demandware or any portion thereof to return or destroy all confidential information furnished to such Person by or on behalf of Demandware, and Demandware will use its reasonable best efforts to have such information returned or destroyed (to the extent destruction of such information is permitted by such confidentiality agreement).

Until the earlier to occur of the termination of the Merger Agreement and the Acceptance Time, Demandware and its subsidiaries will not, and will cause any of their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives retained by any of them (collectively, the “Demandware Representatives”) not to (and will not authorize any of them to), directly or indirectly, (i) solicit, initiate, or knowingly encourage, or induce any inquiries or the making, submission or announcement of any proposal, offer or indication of interest that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, (ii) enter into, continue or otherwise participate or engage in any discussions or negotiations regarding any Acquisition Proposal or any indication of interest that would reasonably be expected to lead to an Acquisition Proposal, or furnish to any Person that is seeking to make or has made an Acquisition Proposal or any indication of interest that would reasonably be expected to lead to an Acquisition Proposal any information relating to Demandware or any of its subsidiaries, or afford access to the business, properties, assets, books or records of Demandware or any of its subsidiaries, (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement providing for the consummation of a transaction contemplated by any Acquisition Proposal or any indication of interest that would reasonably be expected to lead to an Acquisition Proposal, or (iv) terminate, amend, waive or fail to enforce any rights under any “standstill” or other similar agreement between Demandware or any of its subsidiaries and any Person.

Notwithstanding the foregoing or anything to the contrary set forth in the Merger Agreement, Demandware may (A) furnish information with respect to Demandware and its subsidiaries to any Person that has made an Acquisition Proposal that remains outstanding that the Demandware Board of Directors determines in good faith (after consultation with outside counsel and its financial advisors) is, or could reasonably be expected to lead to, a Superior Proposal (a “Qualified Person”) (and the Representatives of such Qualified Person), or (B) participate or engage in discussions or negotiations (including solicitation of revised Acquisition Proposals) with any Qualified Person (and the Representatives of such Qualified Person) regarding any such Acquisition Proposal or (C) amend, or grant a waiver or release under, any standstill or similar agreement; provided, however, that in the case of any action taken pursuant to the foregoing clauses (A), (B) or (C), (1) none of Demandware or any of its subsidiaries have breached or violated in any material respect the terms related to the non-solicitation provision of the Merger Agreement in connection with such Qualified Person, (2) prior to taking any of the actions set forth in clause (A) or (B) with respect to a Qualified Person, (x) Board of Directors of Demandware will have determined in good faith (after consultation with outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary obligations under applicable law, (y) Demandware has entered into a confidentiality agreement the terms of which are no less favorable with respect to Demandware than the Confidentiality Agreement (which confidentiality agreement shall not include any provisions that would prevent or restrict Demandware or its Representatives from providing any information to Salesforce to which Salesforce would be entitled under any provision of the Merger Agreement) and (z) Demandware has given Salesforce written notice of Demandware’s determination that such Person is a Qualified Person and (3) contemporaneously with furnishing any information to such Person, Demandware furnishes such information to Salesforce (to the extent such information has not been previously furnished or made available by Demandware to Salesforce).

Demandware must promptly (within one (1) Business Day) advise Salesforce orally, with written confirmation to follow within such period, of Demandware’s receipt of (i) any written Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal or (iii) any inquiry that would reasonably be expected to lead to any Acquisition Proposal, in each case, including the material terms and conditions of any such Acquisition Proposal, request or inquiry (unless such Acquisition Proposal is in written form, in which case Demandware shall give Salesforce a copy thereof and any material amendments or modifications thereto), and the identity of the Person making any such Acquisition Proposal, request or inquiry.

Under the Merger Agreement, “Acquisition Proposal” means (a) any proposal or offer for a merger, consolidation, dissolution, recapitalization, share exchange, tender offer or other business combination involving Demandware and its subsidiaries (other than (i) mergers, consolidations, recapitalizations, share exchanges or other business combinations involving solely Demandware and/or one or more subsidiaries of Demandware and (ii) mergers, consolidations, recapitalizations, share exchanges, tender offers or other business combinations that if consummated would result in the holders of the outstanding Shares immediately prior to such transaction owning more than 85% of the equity securities of Demandware, or any successor or acquiring entity, immediately thereafter), (b) any proposal or offer for the issuance by Demandware of 15% or more of its equity securities, (c) any proposal or offer to acquire in any manner, directly or indirectly, 15% or more of the equity securities or consolidated total assets, revenues or earnings of Demandware and its subsidiaries, (d) any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning more than 15% of the equity securities of Demandware, (e) any proposal or offer for any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of Demandware or any of its subsidiaries or (f) any combination of the foregoing, in each case other than the transactions contemplated by the Merger Agreement.

Under the Merger Agreement, “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, trust, Governmental Entity, unincorporated organization or other entity.

Under the Merger Agreement, “Superior Proposal” means any bona fide Acquisition Proposal made by a third party to acquire 50% or more of the equity securities or consolidated total assets of Demandware and its subsidiaries, pursuant to a tender or exchange offer, a merger, a consolidation, business combination or recapitalization or a sale of its assets, on terms which Board of Directors of Demandware determines in its good faith judgment (after consultation with its financial and legal advisors) to be more favorable to the holders of Shares, than the transactions contemplated by the Merger Agreement from a financial point of view, taking into account the identity of the third party making such Acquisition Proposal, the financial, legal and regulatory aspects of such Acquisition Proposal, including the financing terms thereof, the conditions to and prospects for completion of such Acquisition Proposal and the transactions contemplated thereby, all other terms and conditions of such Acquisition Proposal and the Merger Agreement (including any written, binding offer by Salesforce to amend the terms of the Merger Agreement, which offer is not revocable for at least four (4) Business Days), and such other matters that Board of Directors of Demandware determines to be relevant.

Change in Board Recommendation. The Board of Directors of Demandware has unanimously recommended that the Demandware stockholders accept the Offer, tender their Shares to the Purchaser pursuant to the Offer, and, to the extent applicable, adopt the Merger Agreement in accordance with the applicable provisions of Delaware law (the “Company Board Recommendation”). Prior to the Specified Time, neither the Board of Directors of Demandware nor any committee thereof will: (i) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, in any such case in a manner adverse to Salesforce, the approval or recommendation by Board of Directors of Demandware with respect to the Offer; (ii) adopt, approve or recommend any Acquisition Proposal, or fail to publicly recommend against any Acquisition Proposal that is a tender offer or exchange offer within ten (10) Business Days after commencement of such offer (and at all times thereafter during which any such tender offer or exchange offer is pending); (iii) fail to include the approval or recommendation by the Board of Directors of Demandware with respect to the Offer in the Schedule 14D-9; or (iv) publicly propose to take any of the foregoing actions (any action described in the preceding clauses (i), (ii) or (iii) being referred to herein as a “Company Board Recommendation Change”); provided, however, that, nothing shall prohibit the Board of Directors of Demandware from taking and disclosing to its stockholders a position with respect to a tender offer contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder (which “stop, look and listen” statement, in and of itself, shall not be deemed to constitute an adverse Company Board Recommendation Change); provided, that any “stop, look and listen” statement also includes an express reaffirmation of the approval or recommendation by the Board of Directors of Demandware with respect to the Offer.

Prior to the Acceptance Time, the Board of Directors of Demandware may (a) effect a Company Board Recommendation Change in response to a Company Intervening Event or (b) effect a Company Board Recommendation Change with respect to an Acquisition Proposal that Board of Directors of Demandware determines in good faith constitutes a Company Superior Proposal (after consultation with its financial advisors and outside legal counsel), in each case, only if: (i) in the case of (b), neither Demandware nor any of its Subsidiaries has breached in any material respect the provisions of this the Merger Agreement with respect to such Acquisition Proposal; (ii) Board of Directors of Demandware shall have determined in good faith (after consultation with outside legal counsel and after considering any offer made by Salesforce pursuant to clause (v) below) that the failure to effect a Company Board Recommendation Change would be inconsistent with its fiduciary obligations under applicable law; (iii) Demandware has notified Salesforce in writing that it intends to effect a Company Board Recommendation Change, describing in reasonable detail the reasons for such Company Board Recommendation Change (a “Recommendation Change Notice”) (it being understood that the Recommendation Change Notice shall not constitute a Company Board Recommendation Change or a Trigger Event for purposes of the Merger Agreement), which notice shall attach the agreement providing for such Superior Proposal and the identity of the Person making such Superior Proposal, or provide a summary of Demandware Intervening Event, as applicable; (iv) if requested by Salesforce, Demandware shall have made its Representatives available to discuss with Salesforce’s Representatives any proposed modifications to the terms and conditions of the Merger Agreement during the four (4) Business Day period following delivery by Demandware to Salesforce of such Recommendation Change Notice; and (v) if Salesforce shall have delivered to Demandware a written, binding and irrevocable offer to alter the terms or conditions of the Merger Agreement during such four (4) Business Day period, Board of Directors of Demandware shall have determined in good faith (after consultation with its financial advisors and outside legal counsel), after considering the terms of such offer by Salesforce, that the failure to effect a Company Board Recommendation Change would still be inconsistent with its fiduciary obligations under applicable law and, in the case of (b), the applicable proposal still constitutes a Superior Proposal (it being understood and hereby agreed that every subsequent material revision or material modification to any such Superior Proposal shall require a new Recommendation Change Notice by Demandware to Salesforce pursuant to the preceding clause (iii) and a new two (2) Business Day “matching” period under the preceding clauses (iv) and (v) following the initial four (4)-Business Day “matching” period). For clarity, a Recommendation Change Notice is separate from and need not precede or accompany a Superior Proposal Notice.

Under the Merger Agreement, “Demandware Intervening Event” means a material event, development or change in circumstances with respect to Demandware occurring or coming to the attention of Board of Directors of Demandware after the date of the Merger Agreement and prior to the Acceptance Time, and which was not known, and could not reasonably be expected to have been known or foreseen, by Board of Directors of Demandware as of or prior to the date of the Merger Agreement; provided, however, that in no event shall (a) the receipt, existence or terms of an Acquisition Proposal, (b) the status of the Merger under the HSR Act or any other Antitrust Law, or (c) any matter relating to the foregoing or consequence of the foregoing, constitute a Demandware Intervening Event.

Under the Merger Agreement, “Trigger Event” means each of prior to the Acceptance Time, if: (i) Board of Directors of Demandware shall have failed to recommend the tender of Shares pursuant to the Offer in the Schedule 14D-9 or shall have effected a Company Board Recommendation Change; (ii) Board of Directors of Demandware shall have approved, endorsed or recommended to the stockholders of Demandware an Acquisition Proposal (other than the Offer and the Merger); (iii) there shall have been, in any material respect, a Willful Breach by Demandware of the non-solicitation provision; or (iv) a tender offer or exchange offer for outstanding Shares shall have been commenced (other than by Salesforce or an affiliate of Salesforce) and Board of Directors of Demandware shall have recommended that the stockholders of Demandware tender their shares in such tender or exchange offer or, within ten (10) Business Days after the commencement of such tender or exchange offer, Board of Directors of Demandware shall have failed to recommend against acceptance of such offer.

Director and Officer Indemnification and Insurance. After the Effective Time, Salesforce must cause Demandware and its subsidiaries to honor and fulfill Demandware’s and its subsidiaries’ obligations under their respective certificates of incorporation and bylaws (and other similar organizational documents) and all indemnification agreements in effect as of May 31, 2016 between Demandware or any of its subsidiaries and any of their respective current or former directors, officers, employees and agents (the “Indemnified Parties”) for a period of six (6) years after the Effective Time. During that period, Salesforce must not, nor permit Demandware after the Effective Time to, amend, repeal or otherwise modify such provisions for indemnification in any manner that would affect the rights thereunder of any individual who at any time on or prior to the Effective Time was a director, officer, employee or agent of Demandware or its subsidiaries in respect of actions or omissions occurring at or prior to the Effective Time, unless such modification is required by law.

For six (6) years after the Effective Time, Salesforce and Demandware will either (i) maintain, and Salesforce shall cause the Surviving Corporation to maintain, at no expense to the beneficiaries, in effect for six (6) years from the Effective Time the current policies of the directors’ and officers’ liability insurance maintained by Demandware (“Current D&O Insurance”) with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement), so long as the annual premium therefor would not exceed the Maximum Premium, or (ii) purchase a Reporting Tail Endorsement for an annual cost not to exceed the Maximum Premium and maintain such endorsement in full force and effect for its full term. In the Merger Agreement, “Maximum Premium” means 250% of the last annual premium paid prior to the Effective Time for the Current D&O Insurance. In the Merger Agreement, “Reporting Tail Endorsement” means a six (6) year extended reporting period endorsement with coverage terms no more favorable to the Indemnified Parties than the Current D&O Insurance. If Demandware’s or the Surviving Corporation’s existing insurance expires, is terminated or cancelled during such six (6) year period or exceeds the Maximum Premium, the Surviving Corporation shall obtain, and Salesforce shall cause the Surviving Corporation to obtain, either (A) as much directors’ and officers’ liability insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium or (B) a Reporting Tail Endorsement for the remainder of such period for an annual cost not to exceed the Maximum Premium, on terms and conditions no less advantageous to the Indemnified Parties than the Current D&O Insurance. Notwithstanding anything to the contrary in the Merger Agreement, Demandware may, prior to the Acceptance Time, purchase a Reporting Tail Endorsement, provided that Demandware does not pay more than the Maximum Premium for such Reporting Tail Endorsement. If Demandware purchases a Reporting Tail Endorsement in accordance with the immediately preceding sentence, then Salesforce shall be relieved from its obligations so long as Salesforce maintains, or causes the Surviving Corporation to maintain, as applicable, such Reporting Tail Endorsement in full force and effect for its full term.

If Salesforce or Demandware or any of its successors or assigns consolidate with or merge into any other Person and are not the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then proper provisions will be made so that the successors and assigns of Salesforce and Demandware will assume all of the obligations of saleforce.com and Demandware in this section titled “Director and Officer Indemnification and Insurance.”

The obligations in this section titled “Director and Officer Indemnification and Insurance” will not be terminated, amended or otherwise modified in a manner as to adversely affect any Company Indemnified Party without the prior written consent of such person.

Termination Prior to Acceptance Time. The Merger Agreement and the Offer can be terminated and abandoned prior to the Acceptance Time only as follows:

•	by mutual written consent of Salesforce and Demandware at any time prior to the Acceptance Time;

•	by either Salesforce or Demandware at any time prior to the Acceptance Time and after December 1, 2016 (the “Outside Date”) if the Acceptance Time shall not have occurred on or before the Outside Date (provided that this right to terminate the Merger Agreement shall not be available to any party hereto whose failure to fulfill any obligation under the Merger Agreement has been the principal cause of or resulted in the failure of the Acceptance Time to occur on or before the Outside Date);

•

by either Salesforce or Demandware at any time prior to the Acceptance Time if a Governmental Entity of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, and payment for, shares of Company Common Stock pursuant to the Offer or consummation of the Merger; provided, however, that a party hereto shall not be permitted to terminate the Merger Agreement if the issuance of any such order, decree, ruling or other action is attributable to the failure of such party (or any Affiliate of such party) to fulfill any of its obligations under the Merger Agreement;

•	by Salesforce, prior to the Acceptance Time, if there is a Trigger Event;

•	by Demandware, at any time prior to the Acceptance Time, in the event that: (i) Demandware shall have received a Superior Proposal that did not result from or arise in connection with a material breach of the non-solicitation provision of the Merger Agreement; (ii) the Board of Directors of Demandware shall have determined in good faith (after consultation with outside legal counsel) that the failure to enter into a definitive agreement relating to such Superior Proposal would be inconsistent with its fiduciary obligations under applicable law; (iii) Demandware has notified Salesforce in writing that it intends to enter into a definitive agreement relating to such Superior Proposal, attaching the definitive version of such agreement (a “Superior Proposal Notice”) (it being understood that the Superior Proposal Notice shall not constitute a Company Board Recommendation Change or a Trigger Event for purposes of the Merger Agreement); (iv) if requested by Salesforce, Demandware shall have made its Representatives available to discuss with Salesforce’s Representatives any proposed modifications to the terms and conditions of the Merger Agreement during the four (4) Business Day period following delivery by Demandware to Salesforce of such Superior Proposal Notice; (v) if Salesforce shall have delivered to Demandware a written, binding and irrevocable offer to alter the terms or conditions of the Merger Agreement during such four (4) Business Day period, the Board of Directors of Demandware shall have determined in good faith, after considering the terms of such offer by Salesforce, that the Superior Proposal giving rise to such Superior Proposal Notice continues to be a Superior Proposal; (vi) concurrently with the termination of the Merger Agreement, Demandware pays Salesforce (or its designee) the Termination Fee and enters into the definitive agreement to consummate the transaction contemplated by such Superior Proposal; and (vii) in the event of any amendment or modification to the financial or other terms of the definitive agreement included with a Superior Proposal Notice, Demandware shall be required to deliver a new Superior Proposal Notice to Salesforce and to comply with all of the requirements of the Merger Agreement with respect to such new Superior Proposal Notice (but only for a new two (2) Business Day period);

•	by Salesforce, prior to the Acceptance Time, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Demandware set forth in the Merger Agreement, which breach or failure to perform (i) would cause the certain conditions to the Offer not to be satisfied, and (ii) shall not have been cured within 20 Business Days following receipt by Demandware of written notice of such breach or failure to perform from Salesforce; provided that neither Salesforce nor the Purchaser is then in material breach of any representation, warranty or covenant under the Merger Agreement;

•	by Demandware, prior to the Acceptance Time, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Salesforce or the Purchaser set forth in the Merger Agreement, which breach or failure to perform shall have had or is reasonably likely to have, individually or in the aggregate, a Salesforce material adverse effect and shall not have been cured within 20 Business Days following receipt by Salesforce of written notice of such breach or failure to perform from Demandware; provided that Demandware is not then in material breach of any representation, warranty or covenant under the Merger Agreement; or

•	by Demandware upon two (2) Business Days’ notice to Salesforce, if, for any reason, the Purchaser shall have failed to irrevocably accept for purchase all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as it may be extended).

Effect of Termination. If the Merger Agreement is terminated it will be of no further force or effect without liability of any party or parties thereto to the other party or parties thereto, except (i) the notice obligations of the Merger Agreement, Demandware’s obligations with respect to the payment of the Termination Fee Amount, and certain general provisions of the Merger Agreement, each of which will survive the termination of the Merger Agreement, and (ii) that nothing will relieve any party or parties thereto from liability for any willful or intentional breach of, or fraud in connection with, the Merger Agreement.

Termination Fees. Demandware may be obligated to pay Salesforce a fee in the amount of $107 million (the “Termination Fee Amount”). For purposes of determining termination rights, all references to “15%” and “85%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50.0%”.

If the Merger Agreement is terminated under the fourth bullet of the section titled “Termination Prior to Acceptance Time,” then Demandware will pay Salesforce (or its designee), within two (2) business days after the event in the preceding clause (iii) payable in cash by wire transfer of immediately available funds to an account designated in writing by Salesforce.

If the Merger Agreement is terminated under the fifth bullet of the section titled “Termination Prior to Acceptance Time,” Demandware will pay Salesforce (or its designee), within two (2) business days after such termination, the Termination Fee Amount in cash by wire transfer of immediately available funds to an account designated in writing by Salesforce.

If Demandware intends to terminate the Merger Agreement pursuant to the second or sixth bullets of the section titled “Termination Prior to Acceptance Time,” and if (A) before the date of such termination, an Acquisition Proposal shall have been publicly announced and (B) within 12 months after the date of termination, either Demandware shall have consummated an Acquisition Proposal (whether or not the Acquisition Proposal referenced in the preceding clause (A)) or Demandware shall have entered into a definitive acquisition agreement with respect to an Acquisition Proposal (whether or not the Acquisition Proposal referenced in the preceding clause (A)) and such Acquisition Proposal is subsequently consummated, as a condition to the effectiveness of such termination, Demandware will substantially simultaneously with the occurrence of such termination pay to Salesforce (or its designee) the Termination Fee Amount in cash by wire transfer of immediately available funds to an account designated in writing by Salesforce.

Confidentiality Agreement

Salesforce and Demandware entered into a confidentiality agreement, dated May 13, 2016 in connection with both parties’ evaluation of the potential business combination that resulted in the Offer. Pursuant to the confidentiality agreement, subject to certain customary exceptions, Salesforce and Demandware agreed to keep confidential all non-public information received from the other party. Salesforce and Demandware also agreed that the non-public information furnished pursuant to the confidentiality agreement would be used solely for the purpose of evaluating the potential business combination that resulted in the Offer and would not be publicly disclosed.

The confidentiality agreement contained a “standstill” provision. Pursuant to the “standstill” provision, Salesforce agreed that, among other things, for a period of one (1) year from the date of the confidentiality agreement, not to effect or publicly seek, offer, cause or participate in or in any way advise, assist or encourage any other person to take such actions in regards to (a) any acquisition of the Shares or assets of Demandware, or any rights to acquire the Shares (including derivative securities representing the right to vote or economic benefit of any Shares) or assets, other than any acquisition of assets in the ordinary course; (b) any tender or exchange offer, merger or other business combination involving Demandware; (c) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect of Demandware; or (d) any solicitation of proxies. Salesforce also agreed not to form, join or in any way participate in a “group” (as defined under the Exchange Act) with respect to the Shares or act, alone or in concert with others, to publicly seek to control or influence the management of Demandware, the Demandware Board of Directors or its policies. Salesforce also agreed not to take any action that was intended to or would reasonably be expected to impose on Demandware a legal requirement to make a public announcement regarding these types of matters. The “standstill” provision would no longer be in effect if at any time, a third party entered into an agreement with the Demandware contemplating the acquisition (by way of merger, tender offer or otherwise) of at least 50% of the outstanding capital stock of the other party or all or substantially all of its assets.

This summary is qualified in its entirety by reference to the confidentiality agreement itself which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit (d)(2) of the Schedule TO.

Exclusivity Agreement

Salesforce and Demandware entered into an exclusivity agreement, dated May 28, 2016 (the “Exclusivity Agreement”), which set forth the terms on which Salesforce and Demandware would enter into negotiations regarding the potential business combination that resulted in the Offer. The Exclusivity Agreement provided for a “no-shop” period that would terminate at 5:00 p.m. Pacific time on May 31, 2016. The “no-shop” required that Demandware not, and not permit any Demandware Representative to, solicit or knowingly encourage the initiation or submission of any expression of interest, inquiry, proposal or offer from any person or entity (other than Salesforce and its representatives) relating to an “Acquisition Transaction” (as defined in the Exclusivity Agreement), participate in any discussions or negotiations or enter into any agreement with, or provide any information to, any person or entity (other than Salesforce and its representatives) relating to or in connection with a possible Acquisition Transaction, or respond to, consider or accept any proposal or offer from any person or entity (other than Salesforce and its representatives) relating to a possible Acquisition Transaction.

The Exclusivity Agreement also provided that Demandware would immediately terminate any ongoing discussions, communications or negotiations with other parties relating to any possible Acquisition Transaction and provide Salesforce with notice of any expression of interest, inquiry, proposal or offer relating to a possible Acquisition Transaction received by Demandware or any of its officers, directors, employees, attorneys, advisors, accountants, bankers, contractors or representatives.

This summary is qualified in its entirety by reference to the Exclusivity Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit (d)(3) of the Schedule TO.

Compensation Arrangements with Demandware Executives.

Salesforce may enter into employment compensation, severance or other employee benefits arrangements with one or more Demandware executives but the specific terms of these compensation arrangements have not been agreed upon. Until any compensation arrangement is effective, the Demandware executive’s existing employment agreement with Demandware will continue to remain in effect.

Each Demandware executive’s employment agreement provides for an indefinite term, sets forth the terms and conditions of the applicable officer’s employment with Demandware, including compensation, eligibility for various Demandware benefit programs, confidentiality and assignment of inventions obligations, and customary non-competition and non-solicitation restrictive covenants.

Currently, Demandware is party to employment agreements with each of Thomas D. Ebling (President and Chief Executive Officer), Timothy M. Adams (Executive Vice President and Chief Financial Officer), Jeffrey G. Barnett (Executive Vice President and Chief Operating Officer), Kathleen B. Patton (Senior Vice President, General Counsel and Secretary), Wayne R. Whitcomb (Chief Technology Officer) and Rohit Goyal (Senior Vice President of Engineering), which address each such executive officer’s duties and responsibilities and specify the amounts payable to such executive officers in connection with certain termination or change in control events. Upon execution and effectiveness of a release of claims, each of Messrs. Ebling, Adams, Barnett, Whitcomb, and Goyal, and Ms. Patton will be entitled to the following severance formulas: for terminations of employment without cause or resignations for good reason within six months following a change in control (as such terms are defined in each executive officer’s employment agreement with Demandware), Demandware will be obligated to pay 12 months’ base salary of each executive in accordance with regular payroll procedures over the 12-month period, to pay a cash bonus equal to 100% of each executive’s target annual cash bonus for the year in which the change of control occurs payable in a lump sum, and to continue to provide to such executive officer medical benefits or credits substantially the same as those provided to him or her at the time of termination for 12 months in the case of Mr. Ebling and six months in the case of each of Messrs. Adams, Barnett, Whitcomb, and Goyal, and Ms. Patton. In addition, if Mr. Ebling’s employment ends on a termination without cause or resignation for good reason at a time other than during the six months following a change in control, the Company must pay an amount equal to his monthly base salary for a period of six months. Each of Messrs. Ebling, Adams, Barnett, Whitcomb, and Goyal, and Ms. Patton are entitled on a change in control (irrespective of whether employment ends) to full acceleration of unvested equity awards. The Demandware Board of Directors has determined that the acceleration with respect to the performance-based restricted stock awards such executive received in March 2016 will be at the target level of performance with any excess being forfeited.

14.	Dividends and Distributions.

The Merger Agreement provides that Demandware, subject to certain exceptions, will not, among other things (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly-owned subsidiary of Demandware to its parent), (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities. See Section 13 of this Offer to Purchase entitled “The Transaction Documents.”

15.	Conditions to the Purchaser’s Obligations.

Subject to the rights and obligations of the Purchaser to extend and/or amend the Offer in accordance with the terms and conditions of the Merger Agreement, the Purchaser will not be required to (and Salesforce will not be required to cause the Purchaser to) irrevocably accept for purchase or, subject to any applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), including Rule 14e-1(c) under the Exchange Act, to pay for any Shares that are tendered pursuant to the Offer, and may (and Salesforce may cause the Purchaser to) terminate or amend the Offer in accordance with (and to the extent permitted by) the terms of the Merger Agreement and applicable law, and may postpone the acceptance of, or payment for, any Shares in accordance with (and to the extent permitted by) the terms of the Merger Agreement, in the event that at or prior to the scheduled expiration of the Offer (as it may be extended from time to time):

1. The condition that, immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), the number of Shares validly tendered and not validly withdrawn (without regard to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), together with any Shares beneficially owned by Salesforce or any of its subsidiaries, is equal to at least one share more than half of the sum of (i) all Shares then-outstanding, plus (ii) all Shares issuable to holders of Demandware stock options from whom Demandware has received notices of exercise (and as to which Shares have not yet been issued to such exercising holders of Demandware stock options).

2. The condition that, immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), any waiting period (and any extensions thereof) and any approvals or clearances applicable to the Offer or the consummation of the Merger under the HSR Act and by the German Federal Cartel Office have not expired, or been terminated or obtained, as applicable.

3. The conditions that, any time on or after the date of the Merger Agreement and before the expiration of the Offer, any of the following have occur and be continuing:

(a)	any Governmental Entity of competent jurisdiction has (A) enacted, issued, promulgated, enforced, entered or deemed applicable to any of the transactions contemplated by the Merger Agreement (including the Offer or the Merger) any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which has the effect of prohibiting the consummation of the Offer and the Merger or making the consummation of the Offer and the Merger illegal or otherwise preventing the consummation of the Offer or the Merger, or (B) issued or granted any order, stay, decree, judgment or injunction (preliminary or permanent) that remains in effect and has the effect of prohibiting the consummation of the Offer and the Merger or making the consummation of the Offer and the Merger illegal or otherwise preventing the consummation of the Offer or the Merger; provided, that the failure of this clause (i) to be satisfied has not have resulted from a material breach by Salesforce or the Purchaser of any of their obligations under the Merger Agreement;

(b)	(A) certain representations and warranties of Demandware with respect to its organization, good standing and corporate powers, authority to enter into the Merger Agreement and consummate the transactions contemplated thereby and the enforceability of the Merger Agreement, the non-existence of any investment bank or brokerage or similar fee payable by Demandware, other than to Goldman, Sachs & Co., and the non-existence of any rights plan, “poison-pill” or other comparable agreement designed to delay, defer or discourage any person from acquiring control of Demandware shall not have been true and correct in all material respects as of the date of the Merger Agreement or shall not be true and correct in all material respects as of the Acceptance Time, as though made at and as of the Acceptance Time (other than any such representation or warranty that is made only as of a specified date, which need only be true and correct in all material respects as of such specified date); (B) certain representations and warranties of Demandware with respect to its authorized, issued and outstanding securities, stock options, restricted stock and RSUs shall not have been true and correct other than for de minimus inaccuracies as of the date of the Merger Agreement or shall not be true and correct other than for de minimus inaccuracies as of the Acceptance Time, as though made at and as of the Acceptance Time (other than any such representation or warranty that is made only as of a specified date, which need only be true and correct other than for de minimus inaccuracies as of such specified date); or (C) any of the representations and warranties of Demandware contained in the Merger Agreement (other than those contained above in (b)(A) or (b)(B)) that (i) are not made as of a specific date shall not have been true and correct as of the date of the Merger Agreement or shall not be true and correct as of the Acceptance Time, as though made at and as of the Acceptance Time, and (ii) are made as of a specific date are not true and correct as of such date, in each case, except in the case of this clause (C) where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in such representations and warranties, other than certain limitations) is not reasonably likely to have a Company Material Adverse Effect;

(c)	any Company Material Adverse Effect shall have occurred or exist at or prior to the Acceptance Time and shall be continuing as of immediately prior to the Acceptance Time;

(d)	Demandware shall have materially breached or failed to perform in a material respect any of its covenants and obligations required to be performed or complied with by it under the Merger Agreement at or prior to the Acceptance Time; or

(e)	Salesforce and the Purchaser shall not have received a certificate executed by Demandware’s Chief Executive Officer and Chief Financial Officer confirming on behalf of Demandware that the conditions set forth above in clauses (b), (c) and (d) have been duly satisfied.

4. The condition that, the Merger Agreement shall have been validly terminated in accordance its terms.

The foregoing conditions are for the sole benefit of Salesforce and the Purchaser and, accordingly, may be waived by Salesforce and the Purchaser, in whole or in part at any time and from time to time prior to the expiration of the Offer in their sole and absolute discretion; provided, however, that the Minimum Condition can be waived only with the prior written consent of Demandware.

16.	Certain Regulatory and Legal Matters.

Except as set forth in this Section 16, the Purchaser is not aware of any approval or other action by any governmental or administrative agency which would be required for the acquisition or ownership of Shares by the Purchaser as contemplated herein. However, the Purchaser and Salesforce, together with their advisors, are continuing to review whether any other approval or other action will be required by any other governmental or administrative agency in connection with the Offer and the Merger. Should any such approval or other action be required, it will be sought, but the Purchaser has no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to the Purchaser’s right to decline to purchase Shares if any of the offer conditions have not been satisfied. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions.

Antitrust Matters. The HSR Act provides that the acquisition of the Shares by Salesforce and the Purchaser may not be consummated until the expiration of a fifteen (15) calendar day waiting period, which waiting period begins when Salesforce files a Premerger Notification and Report Form under the HSR Act with the U.S. Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”), unless such waiting period is earlier terminated by the FTC and the Antitrust Division. Within such fifteen (15) day period the Antitrust Division or the FTC may request additional information or documentary material from Salesforce and Demandware. In the event of such request, the acquisition of the Shares under the Offer may not be consummated until ten (10) calendar days after receipt of such additional information or documentary material by the Antitrust Division or the FTC. Salesforce and Demandware filed their respective Forms with the Antitrust Division and the FTC on June 8, 2016; the fifteen (15) day HSR waiting period is scheduled to expire at 11:59 P.M., New York City Time, on June 23, 2016.

The acquisition of Shares pursuant to the Offer is also subject to the German Act against Restraints on Competition, and may be consummated only if the acquisition is approved by the German Federal Cartel Office (the “FCO”), either by written approval or by expiration of a one-month waiting period, unless the FCO notifies Salesforce within the one-month waiting period of the initiation of an in-depth investigation. Saleforce filed a notification on June 6, 2016 with respect to the Offer. The one-month waiting period is scheduled to expire on July 6, 2016. If the FCO initiates an in-depth investigation, the waiting period is extended for an additional three months, and the acquisition of Shares under the Offer may not be consummated until the acquisition is approved by the FCO, either by written approval or by expiration of the waiting period as so extended.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Demandware to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Demandware to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Demandware, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Demandware and persons holding “restricted securities” of Demandware to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for trading on the New York Stock Exchange. Salesforce currently intends to and will cause Demandware after the Effective Time to terminate the registration of the Shares under the Exchange Act upon completion of the Merger.

State Takeover Laws. A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

Demandware, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Salesforce does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, Salesforce will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Salesforce might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Salesforce might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Salesforce may not be obligated to accept for payment any Shares tendered. See Section 15 of this Offer to Purchase entitled “Conditions to the Purchaser’s Obligations.”

17.	Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, pursuant to the DGCL, stockholders who do not tender their Shares in the Offer will have the right, by fully complying with the applicable provisions of Section 262 of the DGCL, to choose not to accept the consideration payable for their Shares pursuant to the Merger, and instead to demand an appraisal of their shares by the Court of Chancery of the State of Delaware and to receive a cash payment of the “fair value” of their Shares as of the Effective Time of the Merger as determined by the Court of Chancery of the State of Delaware. The “fair value” of such Shares may be more than, less than, or equal to the Offer Price.

As described more fully in the Schedule 14D-9, in order to exercise appraisal rights under Section 262 of the DGCL in connection with the Merger, a stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Demandware a written demand for appraisal of Shares held, which demand must reasonably inform Demandware of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Merger Effective Time; and

•	strictly follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL.

Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so in connection with the Merger, should review the Schedule 14D-9 and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

The foregoing summary of the rights of Demandware’s stockholders to appraisal rights under Delaware law in connection with the Merger does not purport to be a complete statement of the procedures to be followed by the stockholders of Demandware desiring to exercise appraisal rights in connection with the Merger and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights in connection with the Merger requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to the Schedule 14D-9.

18.	Fees and Expenses.

Except as set forth below, neither the Purchaser nor Salesforce will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

The Purchaser has retained Morrow Sodali as Information Agent and American Stock Transfer & Trust Company, LLC as Depositary in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their services hereunder and reimbursement for their reasonable out-of-pocket expenses. The Information Agent and the Depositary also will be indemnified by the Purchaser against certain liabilities in connection with the Offer.

19.	Miscellaneous.

The Offer is not being made to, and tenders will not be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any jurisdiction and extend the Offer to holder of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Salesforce other than as contained in this Offer to Purchase or in the Letter of Transmittal, and, if any such information or representation is given or made, it should not be relied upon as having been authorized by Salesforce.

Salesforce and the Purchaser have filed with the SEC a statement on Schedule TO, pursuant to Rule 14d-3 promulgated under the Exchange Act, furnishing certain information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be examined and copies may be obtained at the same places and in the same manner as set forth with respect to Demandware in Section 8 of this Offer to Purchase entitled “Certain Information Concerning Demandware.”

Dynasty Acquisition Corp.

June 10, 2016

ANNEX I

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of the Purchaser are set forth below. The business address and phone number of each director and executive officer is in care of salesforce.com, inc., The Landmark @ One Market, Suite 300, San Francisco, California 94105 and (415) 901-7000, respectively. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with the Purchaser.

The director and executive officer of the Purchaser listed below has not, during the past five years (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining her from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. The director and executive officer listed below is a citizen of the United States.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Amy Weaver	49	Amy Weaver was elected President and Secretary of the Purchaser in May 2016 and has been a director of the Purchaser since May 2016. Ms. Weaver has served as Executive Vice President and General Counsel of Salesforce since July 2015. She served as Senior Vice President and General Counsel of Salesforce from October 2013 to July 2015. From December 2010 to June 2013, Ms. Weaver served as Executive Vice President and General Counsel at Univar Inc. Previously, Ms. Weaver was Senior Vice President and Deputy General Counsel at Expedia, Inc. and before that she practiced law at two global law firms. Ms. Weaver holds a B.A. in Political Science from Wellesley College and a J.D. from Harvard Law School.

DIRECTORS AND EXECUTIVE OFFICERS OF SALESFORCE

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Salesforce are set forth below. The business address and phone number of each director and executive officer is in care of salesforce.com, inc., The Landmark @ One Market, Suite 300, San Francisco, California 94105 and (415) 901-7000, respectively. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment currently with Salesforce.

None of the directors and executive officers of Salesforce listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. Each director and executive officer of Salesforce is a citizen of the United States, except for Neelie Kroes, who is a Dutch citizen, and Alexandre Dayon, who is a French citizen.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Directors:
Marc Benioff*	51	Marc Benioff co-founded Salesforce in February 1999 and has served as our Chairman of the Board since inception. He has served as Chief Executive Officer since 2001. From 1986 to 1999, Mr. Benioff was employed at Oracle Corporation, an enterprise software company, where he held a number of positions in sales, marketing and product development, lastly as a Senior Vice President. Mr. Benioff also serves as Chairman of the Board of Salesforce.org, a non-profit public benefit corporation, The Salesforce Foundation, a philanthropic private foundation, and as a member of the board of trustees of the World Economic Forum. In the past five years, Mr. Benioff served as a director of Cisco Systems, Inc. Mr. Benioff received a B.S. in Business Administration from the University of Southern California, where he is also on the Board of Trustees.

Keith Block*	55	Keith Block has served as our Vice Chairman, President and as a Director since joining Salesforce in June 2013, and has additionally served as our Chief Operating Officer since February 2016. Prior to that, Mr. Block was employed at Oracle Corporation from 1986 to June 2012 where he held a number of positions, most recently Executive Vice President, North America. Mr. Block currently serves on the World Economic Forum’s Information Technology Community as a Governor, the Board of Trustees for Carnegie-Mellon University, the Advisory Board at Carnegie-Mellon University Heinz Graduate School and the Board of Trustees at the Concord Museum. Mr. Block received both a B.S. in Information Systems and an M.S. in Management & Policy Analysis from Carnegie-Mellon University.

Craig Conway	61	Craig Conway has served as a Director since October 2005. Mr. Conway served as President and Chief Executive Officer of PeopleSoft, Inc., an enterprise application software company, from 1999 to 2004. Mr. Conway also served as President and Chief Executive Officer of One Touch Systems from 1996 to 1999 and TGV Software from 1993 to 1996. Prior to that, Mr. Conway held executive management positions at a variety of leading technology companies, including Executive Vice President at Oracle Corporation. Mr. Conway currently serves as a director of Guidewire Software, Inc. During the past five years, Mr. Conway also served as a director of Advanced Micro Devices, Inc. and Pegasystems Inc. Mr. Conway received a B.S. in computer science and mathematics from the State University of New York at Brockport.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Alan Hassenfeld	67	Alan Hassenfeld has served as a Director since December 2003. Mr. Hassenfeld has been a Director of Hasbro, Inc., a provider of children’s and family entertainment products, since 1978. He served as its Chairman from 1989 to 2008, and also served as its Chairman and Chief Executive Officer from 1989 to 2003. Mr. Hassenfeld is a trustee of the Hasbro Charitable Trust and Hasbro Children’s Foundation. During the past five years, Mr. Hassenfeld also served as a director of Global Cornerstone Holdings Limited. He also serves as a director of Salesforce.org, a non-profit public benefit corporation. Mr. Hassenfeld received a B.A. from the University of Pennsylvania.

Neelie Kroes	74	Neelie Kroes was appointed to the Board in March 2016 effective as of May 1, 2016. Ms. Kroes is the former Vice President of the European Commission, European Commissioner for Competition, and European Commission for Digital Agenda. Ms. Kroes served as Commissioner for Competition from 2004 to 2010 and as Vice President and Commissioner for Digital Economy and Society from 2010 to 2014. Prior to joining the European Commission, Ms. Kroes served in the Dutch House of Representatives and as State Secretary and Cabinet Minister. She is currently Special Envoy of StartupDelta, a public/private partnership to establish a thriving ecosystem of startup companies in the Netherlands. Ms. Kroes previously served on the boards of Lucent Netherlands, AB Volvo, and McDonald’s Netherlands and was chairperson of Nyenrode University. Ms. Kroes received her Masters of Science in Economics from Erasmus University.

General Colin Powell	79	General Colin Powell has served as a Director since March 2014. General Powell is a retired four star general and served for 35 years in the United States Army. He has served as U.S. National Security Advisor, Commander of the U.S. Army Forces Command, Chairman of the Joint Chiefs of Staff and was the 65th Secretary of State of the United States. General Powell is a member of the Board of Directors of the Council on Foreign Relations, the Chair of the Board of Visitors of the Colin Powell School for Civic and Global Leadership at the City College of New York and the Founder and Chairman Emeritus of the America’s Promise Alliance. Since 2005, General Powell has served as a strategic limited partner at Kleiner Perkins Caufield & Byers, a venture capital firm. General Powell received a B.S. from the City College of New York and an M.B.A. from The George Washington University.

Sanford R. Robertson	85	Sanford Robertson has served as a Director since October 2003. Mr. Robertson has been an active technology investor and advisor to several technology companies. He is a principal of Francisco Partners, a technology buyout fund. Prior to founding Francisco Partners in 1999, Mr. Robertson was the founder and chairman of Robertson, Stephens & Company, a technology investment bank. Mr. Robertson was also the founder of Robertson, Colman, Siebel & Weisel, later renamed Montgomery Securities, another prominent technology investment bank. Mr. Robertson currently serves as a director of Pain Therapeutics, Inc. and RPX Corporation, and in the past five years, served as a director of Dolby Laboratories, Inc. Mr. Robertson received a B.B.A. and an M.B.A. from the University of Michigan.

John V. Roos	61	John V. Roos has served as a Director since September 2013. He served as the U.S. Ambassador to Japan from 2009 to 2013. Ambassador Roos currently serves as General Partner of Geodesic Capital, a later stage venture capital firm, and as CEO of The Roos Group, a strategic consulting firm facilitating

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
		relationships between businesses in the U.S. and Japan. Since April 2014, Ambassador Roos has also served as Senior Advisor to Centerview Partners, an international investment banking advisory firm, and since October 2013 he has served on the global advisory board of Mitsubishi UFJ Financial Group, a Japanese banking and financial network. From 1985 to 2009, Ambassador Roos practiced corporate and securities law at Wilson Sonsini Goodrich & Rosati, P.C., where he most recently served as Chief Executive Officer. Ambassador Roos also serves on the Board of Sony Corporation. Ambassador Roos received an A.B. in Political Science and a J.D. from Stanford University.

Lawrence Tomlinson	75	Lawrence Tomlinson has served as a Director since May 2003. Mr. Tomlinson served as Treasurer of the Hewlett-Packard Company, a global provider of technology products, from 1993 to 2003, as well as Senior Vice President from 2002 to 2003 and Vice President from 1996 to 2002. During the past five years, Mr. Tomlinson has served as a director of Coherent, Inc. Mr. Tomlinson received a B.S. from Rutgers University and an M.B.A. from Santa Clara University.

Robin Washington	53	Robin Washington has served as a Director since September 2013. Ms. Washington has served as Executive Vice President and Chief Financial Officer of Gilead Sciences, Inc., a biopharmaceutical company, since February 2014. She joined Gilead as Senior Vice President and Chief Financial Officer in 2008. From 2006 to 2007, Ms. Washington served as Chief Financial Officer of Hyperion Solutions, an enterprise software company. Prior to Hyperion, Ms. Washington served in a number of executive positions with PeopleSoft, Inc., a provider of enterprise application software. Ms. Washington currently serves as a director of Honeywell International, Inc. During the past five years, Ms. Washington has served as a director of MIPS Technology, Inc. Ms. Washington is a certified public accountant and received a B.A. in Business Administration from the University of Michigan and an M.B.A. from Pepperdine University.

Maynard Webb	60	Maynard Webb has served as a Director since September 2006. Mr. Webb is the founder of Webb Investment Network, an early stage venture capital firm he started in 2010. From 2006 to 2011, Mr. Webb served as Chief Executive Officer of LiveOps, Inc., a provider of on-demand call center solutions. From 2002 to 2006, Mr. Webb served as Chief Operating Officer of eBay Inc., an online global marketplace. From 1999 to 2002, Mr. Webb served as President of eBay Technologies. Prior to that, Mr. Webb served as Senior Vice President and Chief Information Officer at Gateway, Inc., a computer manufacturer, and Vice President and Chief Information Officer at Bay Networks, Inc., a manufacturer of computer networking products. Mr. Webb currently serves as Chairman of the Board of Yahoo! Inc. and as a director of Visa Inc. Mr. Webb received a B.A.A. from Florida Atlantic University.

Susan Wojcicki	47	Susan Wojcicki has served as a Director since December 2014. Ms. Wojcicki has served as Chief Executive Officer of YouTube, a digital video platform and subsidiary of Alphabet Inc. (previously Google Inc.), since February 2014. She joined Google as its marketing manager in 1999, and after serving in various positions in marketing, from April 2011 to January 2014, Ms. Wojcicki served as Google’s Senior Vice President of Advertising & Commerce. Prior to joining Google, she worked at Intel, and served as a management consultant at both Bain & Company and R.B. Webber & Company. During the past five years, Ms. Wojcicki has also served as a director of HomeAway, Inc. Ms. Wojcicki

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
		received an A.B. in History and Literature from Harvard University, an M.S. in Economics from the University of California, Santa Cruz and an M.B.A. from the University of California, Los Angeles.

Executive Officers:

Marc Benioff*	51	See above.

Keith Block*	55	See above.

Joe Allanson	52	Joe Allanson has served as our Chief Accounting Officer and Corporate Controller since February 2014 and our Senior Vice President, Chief Accountant and Corporate Controller since July 2011. Prior to that, Mr. Allanson served as our Senior Vice President, Corporate Controller since July 2007, and served in various other management positions in finance since joining Salesforce in 2003. Prior to Salesforce, Mr. Allanson spent four years at Autodesk, Inc. and three years at Chiron Corporation in key corporate finance positions. Previously, he worked at Arthur Andersen LLP for 11 years in its Audit and Business Advisory Services group. Mr. Allanson graduated from Santa Clara University with a B.S. in Accounting.

Alexandre Dayon	48	Alexandre Dayon has served as our President and Chief Product Officer since February 2016. Prior to that, he was President, Products since March 2014 and President, Applications and Platform from December 2012 to March 2014, Executive Vice President, Applications from September 2011 to December 2012, Executive Vice President, Product Management from February 2010 to December 2012, and Senior Vice President, Product Management from September 2008 to January 2010. Mr. Dayon joined Salesforce through the acquisition of InStranet, a leading knowledge-base company, where he was a founder and served as CEO. Prior to InStranet, Mr. Dayon was a founding member of Business Objects SA where he led the product group for more than 10 years. Mr. Dayon, who holds several patents, is focused on creating business value out of technology disruption. Mr. Dayon holds a master’s degree in electrical engineering from Ecole Supérieure d’Electricité (SUPELEC) in France.

Parker Harris	49	Parker Harris co-founded Salesforce in February 1999 and has served in senior technical positions since inception. From December 2004 to February 2013, Mr. Harris served as our Executive Vice President, Technology. Prior to Salesforce, Mr. Harris was a Vice President at Left Coast Software, a Java consulting firm he co-founded, from October 1996 to February 1999. Mr. Harris received a B.A. from Middlebury College.

Mark Hawkins	57	Mark Hawkins has served as our Chief Financial Officer and Executive Vice President since August 2014. He served as Executive Vice President and Chief Financial Officer and principal financial officer for Autodesk, Inc., a design software and services company, from April 2009 to July 2014. From April 2006 to April 2009, Mr. Hawkins served as Senior Vice President, Finance and Information Technology, and Chief Financial Officer of Logitech International S.A. Previously, Mr. Hawkins held various finance and business-management roles with Dell Inc. and Hewlett-Packard Company. Mr. Hawkins served on the Board of Directors of BMC Software, Inc. from May 2010 through September 2013, at which time BMC was taken private. Mr. Hawkins holds a B.A. in Operations Management from Michigan State University and an M.B.A. in Finance from the University of Colorado. He also completed the Advanced Management Program at Harvard Business School.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Maria Martinez	58	Maria Martinez has served as our President, Customer Success & Latin America since February 2016. Prior to that, Ms. Martinez served as our President, Sales and Customer Success since February 2013 and as Executive Vice President, Chief Growth Officer from February 2012 to February 2013 and our Executive Vice President, Customers for Life from February 2010 to February 2012. Prior to Salesforce, Ms. Martinez was at Microsoft Corporation and served as its Corporate Vice President of Worldwide Services. In addition to Microsoft, she was president and CEO of Embrace Networks, and also held senior leadership roles at Motorola, Inc. and AT&T Inc. / Bell Laboratories. Ms. Martinez received a B.S. in Electrical Engineering from the University of Puerto Rico and an M.S. in Computer Engineering from Ohio State University.

Burke Norton	49	Burke Norton has served as our Chief Legal Officer & Chief of Corporate and Government Affairs since February 2016. Prior to that, Mr. Norton served as our Chief Legal Officer since October 2011. Prior to Salesforce, Mr. Norton was Executive Vice President, General Counsel and Secretary and a member of the office of the chairman at Expedia, Inc. from October 2006 to October 2011. Previously, Mr. Norton was a partner at the law firm of Wilson Sonsini Goodrich & Rosati P.C., where he practiced corporate and securities law, representing clients in the enterprise software, telecommunications, semiconductor, life sciences, entertainment and ecommerce industries. Mr. Norton holds a J.D. from the University of California, Berkeley School of Law.

Cindy Robbins	44	Cindy Robbins has served as our Executive Vice President, Global Employee Success since July 2015. She served as Senior Vice President, Global Employee Success from October 2014 to June 2015 and Vice President, Global Employee Success from November 2013 to September 2014. Prior to that, Ms. Robbins held various other positions in Executive Recruiting, Sales and Marketing at Salesforce since 2006. Ms. Robbins holds a B.S. in Political Science from Santa Clara University.

Amy Weaver	49	Amy Weaver has served as our Executive Vice President and General Counsel since July 2015. She served as Senior Vice President and General Counsel from October 2013 to July 2015. From December 2010 to June 2013, Ms. Weaver served as Executive Vice President and General Counsel at Univar Inc. Previously, Ms. Weaver was Senior Vice President and Deputy General Counsel at Expedia, Inc. and before that she practiced law at two global law firms. Ms. Weaver holds a B.A. in Political Science from Wellesley College and a J.D. from Harvard Law School.

*	Serves as both an executive officer and director of Salesforce.

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